Ready Set Go!

PE
3-1-03


03020136

MAY 16 2003



03 Annual Report

Multifoods

Leading Market Positions

United States

- Consumer baking mixes and ingredients — No. 2
- Pouch muffin and quick bread mixes — No. 1
- Core instant mashed potatoes — No. 1
- Shelf-stable potatoes and side dishes — No. 2
- Pancake mixes — No. 2

Canada

- Consumer flour — No. 1
- Condiments — No. 1
- Commercial baking mixes — No. 1
- Commercial flour — No. 2
- Atta flour — No. 1
- Hot oat cereal — No. 2

Multifoods at a glance

Multifoods is home to some of North America's most recognized and trusted brands of baking mixes, ingredients and products. The company also manufactures and markets leading brands of potato side dishes in the United States and pickles, relishes, condiments and hot cereals in Canada.

In the United States, Multifoods' consumer products portfolio includes icon brands, such as *Pillsbury®* desserts and baking mixes; *Hungry Jack®* pancake mixes, syrup and potato side dishes; and *Martha White®* baking mixes and ingredients. The company's specialty and regional brands include *Pet®* evaporated milk and dry creamer; *Softasilk®* premium cake flour; *La Piña®*, *Red Band®* and *Robin Hood®* flour; and *Farmhouse®* rice and pasta side dishes.

In Canada, the company's brands include *Robin Hood®* flour and baking mixes; *Bick's®* pickles, relishes and condiments; *Golden Temple®* flour and rice; and *Red River®* and *Old Mill®* hot cereals.

Multifoods also develops and produces customized baking mixes, frozen dough and thaw-and-serve products for foodservice and bakery customers. Offerings include muffins, doughnuts, pizza crust, cakes, cookies, pancakes, waffles, dessert bars and other sweet goods; frozen prepared desserts; frosting; flour; evaporated milk; and pickles.

Headquartered in Minneapolis, the company has about 2,300 employees and 19 plants, mills and research-and-development facilities in North America. The company trades under the IMC symbol on the New York Stock Exchange.

CUSTOMERS

Multifoods' consumer foods customers include grocery retailers; supercenters and club stores; convenience, dollar, drug and other limited-assortment stores; military commissaries; and wholesale distributors in the United States and Canada.

The company's foodservice products business serves in-store, retail and wholesale bakeries; convenience stores; warehouse clubs; and foodservice operators and distributors in North America.

Select consumer foods and foodservice products are exported to countries around the world through retailers, wholesalers and distributors.

COMPETITORS

U.S. Consumer Products: Aurora Foods, Continental Mills, General Mills and PepsiCo, as well as regional branded food companies and store brands

Foodservice Products: Bunge Foods, CSM, Dawn, General Mills and Rich's

Canadian Foods: Archer Daniels Midland, General Mills, Heinz, Kraft, PepsiCo and store brands

COMPETITIVE ADVANTAGES

Multifoods' strengths include its laser-focus on branded packaged foods and its expertise in baking products. The company also has well-known brands and leading market positions that represent significant growth potential. In addition, Multifoods' commitment to a continuous flow of new products is the foundation upon which the company will successfully compete. Finally, the company has a strong management team and talented, dedicated employees with significant experience in grain-based products and branded foods.

Sales



U.S. Consumer Products
Canadian Foods
Foodservice Products

Operating Earnings



U.S. Consumer Products
Canadian Foods
Foodservice Products

Customer

(as a % of sales)



Canadian retail outlets
U.S. foodservice operators, distributors
U.S. retail outlets
U.S. in-store, retail, wholesale bakeries
Export
Canadian commercial, foodservice customers

Product

(as a % of sales)



Baking products
Other (e.g., pickles, potato and rice side dishes)





We make great branded foods fun, fast & easy


Robin Hood


Pillsbury


Hungry Jack


Martha White

Multifoods is a leading manufacturer and marketer of branded consumer foods and foodservice products in North America. The company operates in three business segments: U.S. Consumer Products, Foodservice Products and Canadian Foods.


Softasilk


Bick's


GOLDEN TEMPLE


PET
THE DAIRY GOODNESS PEOPLE

Vision

To be a top-performing, brand-driven food company in North America.

Personal integrity and trust, Partnership, Passion, Performance

Financial Highlights



Net Sales
(in millions)
$1,000
750
500
250
2001
2002
2003
U.S. Consumer Products
Foodservice Products
Canadian Foods



Operating Earnings
Before Unusual Items
(in millions)
$75
50
25
2001
2002
2003
U.S. Consumer Products
Foodservice Products
Canadian Foods



Diluted Earnings per Share
from Continuing Operations
$1.60
1.20
.80
.40
2001
2002
2003
Before unusual and one-time items
As reported

	Fiscal Year Ended		
(in millions, except per-share amounts)	*March 1, 2003*	*March 2, 2002*	*% Change*
Results of Continuing Operations, Excluding Unusual and One-Time Items			
Net sales	$939.3	$ 597.9	57%
Operating earnings	73.2	29.3	150%
Diluted earnings per share	$ 1.58	$ 0.60	163%
Reconciliation to Reported Results of Continuing Operations			
Operating earnings before unusual items	$ 73.2	$ 29.3	
Unusual items [1]	—	0.3	
Operating earnings	$ 73.2	$ 29.6	147%
Diluted earnings per share before unusual and one-time items	$ 1.58	$ 0.60	
Unusual items [1]	—	0.02	
Loss on early repayment of debt, cancellation of debt offering [2]	(0.15)	(0.36)	
Diluted earnings per share	$ 1.43	$ 0.26	450%
Other Financial Information			
Cash flows from continuing operations	$ 44.1	$ 3.5	n/m
Capital expenditures	$ 33.0	$ 23.8	39%
Free cash flows [3]	$ 11.1	$ (20.3)	n/m
Debt	$344.5	$ 539.0	(36)%
Total assets	$766.3	$1,124.7	(32)%
Market capitalization	$377.8	$ 415.2	(9)%
Shareholders' equity at year end	$236.0	$ 272.1	(13)%
Average diluted common shares outstanding	19.4	19.1	2%
Closing market price per common share	$19.70	$ 21.86	(10)%

[1] Includes a net pre-tax unusual gain of approximately $300,000, or 2 cents per share after tax, in fiscal 2002 related to a facility consolidation project and reorganization activities. See Note 5 to the consolidated financial statements.

[2] Includes a non-cash, pre-tax unusual charge of approximately $4.7 million, or 15 cents per share after tax, associated with the early repayment of $194 million of debt in fiscal 2003. Fiscal 2002 results include a $10.3 million pre-tax write-off, or 34 cents per share after tax, associated with a canceled high-yield debt offering and a pre-tax loss of approximately $700,000, or 2 cents per share after tax, on the early redemption of the company's medium-term notes.

[3] Cash flows from continuing operations less capital expenditures.


GOLDEN
TEMPLE

Trends driving our business strategies

ENDURING STRENGTH OF BRANDS
Consumers continue to seek out brands they know and trust. In a 2002 survey conducted by the Polling Company, more than 75 percent of respondents considered a product's brand important in making a buying decision. Another study found that because of the high degree of quality an established brand conveys, consumers are twice as likely to choose a favorite branded product — and they are willing to pay a higher price for it. A leading brand also draws loyal consumers to try new items offered under the brand's label.

GROWING DIVERSITY
The face of North America continues to change and become increasingly diverse, encompassing a broad spectrum of different backgrounds and cultures. In the last decade, the Hispanic population in the United States grew 58 percent, and in Canada, people of Asian descent were the fastest-growing segment of the population. The purchasing power and influence of these groups also are on the rise, leading to increased demand for foods that meet their specific tastes and flavor preferences. At the same time, traditional "ethnic" foods are going mainstream. This growing diversity represents a significant business opportunity.

CONVENIENCE A CONTINUED PRIORITY
Consumers take less time to prepare meals than ever before. A study conducted by NPD Group found that more than 50 percent of consumers spend less than 30 minutes preparing their evening meal. In addition to having less time, many consumers today have less skill and interest in cooking and baking from scratch, even though they desire homemade-tasting foods. Consumers want convenience — simple-to-prepare foods that taste fresh and great. This continues to drive demand for products that require minimal preparation time, such as just-add-water mixes and heat-and-eat products, and provide satisfaction and value.

POPULARITY OF SWEETS
While people are more aware than ever of the importance of eating healthy foods and having a well-balanced diet, they still cherish sweets. Research shows that consumers view occasional indulgences as a reward for eating and living right. In addition, a recent study by the NPD Group found that more than 65 percent of consumers were unwilling to give up taste for low-calorie or low-fat foods. A 2002 article in *Prepared Foods* magazine indicates that consumers are shifting from diets that "avoid" certain foods to ones that "include" both healthy foods and long-time favorites.

AGING OF NORTH AMERICA
With the Baby Boom generation entering its 40s, 50s and 60s, the population of North America is older than ever before. As the population ages, North America will consist of more empty nesters and retirees with more time and higher disposable incomes. These consumers are expected to lead active lives, devoting resources to learning and pursuing new hobbies, such as preparing and enjoying new foods and cuisines. They also will likely seek brands that meet their requirements for high-quality and innovative foods.

BLURRING OF FOOD CHANNELS
Consumers demanding value and convenience are increasingly shopping for packaged foods in multiple outlets. While the traditional grocery industry grew about 5 percent in 2002, packaged food sales at warehouse, club and dollar stores increased more than 15 percent. The emergence of these nontraditional channels will further intensify competition for consumer grocery spending. As a result, retailers will look to packaged goods companies with strong brands, in-demand new offerings, consumer insight, value-added marketing and customized merchandising solutions to help increase per-cart sales.

STEADY FOODSERVICE GROWTH
Over the last 30 years, the percentage of meals prepared away from home has steadily increased — a trend that is expected to continue. Today, more than 140 meals per person are purchased annually at U.S. restaurants.

Foodservice options for breakfast, lunch and dinner are increasing, as well — from expanded grocery store bakeries and delis for take-out to numerous quick-service and fast-casual restaurants. In this highly competitive environment, foodservice operators want to partner with suppliers that can provide distinctive and consistently high-quality offerings.




Pillsbury

Highlights

- Sold Multifoods Distribution Group to Wellspring Distribution Corp. in September 2002. This was the final step in Multifoods' transformation to a branded food company.
- Significantly reduced the company's debt as a result of strong cash flows and the sale of the distribution business. Debt at year end was $344 million, down from $539 million at the end of fiscal 2002.
- Transitioned more than 50 business processes from General Mills to Multifoods and put the *Pillsbury* desserts and specialty products businesses and brands on a solid path for future growth.
- Installed a new SAP management information system for our U.S. Consumer Products business. The project involved successfully converting the history and data on 4,000 customers, 1,200 vendors, 500 bills of material, 140 purchasing contracts, all raw material, finished- and semi-finished goods inventories, among other items.
- Purchased a former General Mills plant in Toledo, Ohio, where our *Pillsbury* baking mixes and frostings, and *Hungry Jack* pancake mixes will be produced.
- Successfully completed the transfer of all third-party manufacturing relationships to Multifoods.
- Centralized the research-and-development function to support all of the company's brands, ensure a continuous flow of new products and speed time to market.
- Completed the expansion of our research-and-development facility in Minnesota. The expanded facility includes a new pilot plant that enables us to run small batches of new products in test-market quantities before moving to full production.
- Successfully delivered more than 40 new consumer items and product improvements to store shelves this year, including *Pillsbury* Vanilla Frosted Brownies, two *Pillsbury* ready-to-spread "nut topper" frostings co-branded with Blue Diamond almonds and Diamond of California walnuts, *Hungry Jack* four-cheese potatoes, *Hungry Jack* four-pouch pancake mix and *Martha White* Banana Chocolate Chip muffin mix.
- Continued to build equity for the *Pillsbury* brand with our second annual "Let the Doughboy Help You Celebrate" promotion. This promotion gives consumers the chance to win one of 10 parties with the *Pillsbury* Doughboy. The contest drew thousands of entries and increased visibility for the brand.
- Achieved volume growth in our U.S. consumer business of about 3 percent as a result of new product successes, new marketing and promotional initiatives, and a 9 percent gain in core distribution.
- Completed the installation and start-up of equipment at our Elyria, Ohio, foodservice plant to accommodate production of the acquired *Pillsbury* foodservice product line.
- Received an award from the International Foodservice Distributors Association for our "Celebration Cake" program. This program enables foodservice operators to create custom-designed boxed cakes for any occasion or holiday with minimal labor.
- Completed the national roll-out in Canada of our new *Bick's* mini "Snack 'ems" pickles, which was supported with a national TV and print advertising campaign positioning pickles as a healthy, no-fat snack alternative. Overall *Bick's* volume was up about 7 percent during the year.
- Acquired the *Gatusso* brand of pizza crust mix to add to our consumer product line-up in Canada.



Where we are headed



Daryl Schaller   Jill Schmidt   Martin Jamieson   Randy Couchon   Greg Keup   Gary Costley

To Our Shareholders:

Fiscal 2003 was a year of steady, sure gains for Multifoods. By and large, we achieved what we set out to do for the year — further sharpening our focus on branded foods; successfully integrating the *Pillsbury* desserts and specialty products business into Multifoods; and strengthening our overall financial position.

Last year when I wrote to you, Multifoods was in a much different place. We had nearly $540 million of debt on the books. We still owned the distribution business. We were dependent on General Mills for most of our key U.S. Consumer Products business processes, and we were just beginning the work to transition the acquired brands into Multifoods and reinvigorate them.

We have come a long way from where we were in fiscal 1997 when we began the process to transform and revitalize Multifoods. At that time, Multifoods was a holding company with a very diverse portfolio of businesses. The company had nearly $2.6 billion in annual sales and an operating margin before unusual items of 1.6 percent. Today, we are a much simpler, more profitable company clearly focused on branded packaged foods.

Over the past six years, we did what had to be done to make Multifoods more competitive. We sold and exited some businesses, while improving and acquiring others. As the cover of this annual report emphasizes, we took the necessary steps to get the company ***ready*** and ***set*** for the future. Like a runner at the starting line, we are now poised to ***Go!***

Fiscal 2003 financial performance

Overall, we were pleased with our performance in fiscal 2003 — a year of solid earnings increases and strong operating cash flows. To the organization's credit, we delivered these results despite challenging market conditions, including intense competition and higher commodity costs.

Before unusual and one-time items, earnings from continuing operations were $1.58 per diluted share, compared with 60 cents per share the prior year. Including a $3.80-per-diluted-share loss from discontinued operations and unusual items totaling 15 cents per share, we reported a loss of $2.37 per share.

Net sales for the full year were nearly $940 million, up from approximately $598 million last year, primarily due to the full-year contribution from the businesses acquired in November 2001. And our operating margin for the company overall was 7.8 percent, a dramatic improvement from prior years. This improvement in profitability clearly demonstrates the benefits of our strategy to focus on branded foods.

During the year, we generated more than $44 million of cash from continuing operations. After capital expenditures of $33 million, free cash flow at year end was $11 million.


We generated more than $44 million of cash from continuing operations.

We launched or improved 40 consumer products in fiscal 2003.

Fiscal 2003 accomplishments

Fiscal 2003 was the year in which our transformation process shifted into a higher gear. It was a year of significant change — and accomplishment.

First, we divested our distribution business in September 2002. This was a low-margin, capital-intensive business that offered no meaningful synergies with our food manufacturing operations. We used the proceeds from the sale to reduce our debt. As a result of this divestiture, Multifoods is now laser-focused in a way that it hasn't been before: on branded foods.

Second, we essentially completed the integration of the acquired *Pillsbury* business and put our new U.S. consumer brands on a solid foundation for future growth. We transitioned more than 50 business processes into Multifoods and installed a new SAP management information system. We purchased a former General Mills manufacturing plant in Toledo, Ohio, and we are now producing our *Pillsbury* baking mix products there. In addition, we established a new, more efficient distribution network.

During the year, our consumer products team ramped up marketing and merchandising activities to build brand equity, and we increased the core distribution of our products by 9 percent. We also strengthened our research and development efforts and introduced more than 40 new or improved items in fiscal 2003. Consumer-focused innovation is key to success in the categories where we compete, so look to us for a continuous flow of new products, flavors and varieties.

Our third major accomplishment in fiscal 2003 was improving our financial position. We were able to significantly strengthen our balance sheet. From the time we closed the acquisition to the end of fiscal 2003, we have reduced our debt by more than $255 million. This improvement was the direct result of both the sale of the distribution business and strong cash flows. Debt reduction remains a key priority in the new fiscal year.

Fiscal 2004 outlook

We enter fiscal 2004 with good momentum. Now, with the major transformational work behind us, we are well positioned for success. We have great brands, providing solid opportunities for long-term growth. We have leading market positions. We have a team of fine people, whose dedication to customers is unwavering and whose passion for winning is clear.

We will continue to invest to accelerate our performance and devote appropriate resources to brand-building and innovation. These investments will bode well for the future success of the company.

We expect fiscal 2004 to be a year of solid performance improvement.

Ready... Set... Go!

The building blocks are now in place to ensure strong future performance.

We are at a new starting line, and we have many advantages in the race ahead. Strong brands. Talented people. Leading market positions. Good cash-generating ability — from my standpoint, the ultimate measure of a company's financial performance.

We reduced our debt by more than $255 million since November 2001.

$255 million

We increased the number of items on retail shelves by 9 percent.

We also have clear financial goals over the next three years: annualized revenue growth of 3 to 5 percent; operating earnings growth of 6 to 8 percent; and earnings per share growth of 9 to 11 percent. And we expect to generate more than $100 million in free cash flow — cash flows from operations less capital expenditures of $90 million to $100 million — during the same time period. These goals are appropriate and achievable for this company, given the people and the brands we have and the strengths that we can bring to them.

Our task is to make sure that Multifoods is up to the job ahead. To that end, we are moving forward with a clear set of strategies built around our strengths in branded foods — creating a unified and winning organization; building brand equity; accelerating innovation; leveraging our baking expertise; improving operating margins; and growing beyond our existing brands. On the following pages, you will read about these strategies and how we are putting them into action each business day.

The type of transformation that Multifoods has undergone doesn't just happen, it is the result of relentless work on the part of the entire organization. I am proud of our accomplishments this year and want to thank our employees for their spirit, dedication and endurance. Again this year, we are featuring our employees in our annual report. They make the real difference when it comes to our future success. And it comes as no surprise to me that they are already "out of the blocks" and well into the race.

Welcome and thanks

I want to express my thanks and gratitude to Jack Rehm, former chairman of Meredith Corp., and Lois Rice, guest scholar at The Brookings Institution, who will retire from the board of directors at Multifoods' June 2003 annual shareholders' meeting. Their insights and counsel have served the company exceedingly well.

We also welcomed three new directors to the board in September 2002: Ike Harris, president of consumer services for BellSouth Corp.; Joe Parham, senior vice president of human resources for Acuity Brands; and Dave Pierson, chairman and chief executive officer of CPI Corp. Their experience in finance, operations and human resources, and their knowledge of the retail sector will be an asset to Multifoods.

Finally, I want to acknowledge the contributions of Don Twiner, chairman of our Canadian subsidiary, Robin Hood Multifoods. Don, who will retire June 30, 2003, was instrumental in helping build *Robin Hood* and *Bick's* into two of Canada's best-known brands.

Sincerely,



Gary Costley
Chairman and Chief Executive Officer


Multifoods
Pillsbury
Hungry Jack
Robin Hood
Martha White
Bick's

Row one (top): Liz Olson
Row two (from left):
Olga Morgan, Nicole Strait
Row three (from left):
Karen Lobben, Muriel Rocha,
Muhammad Razzaq
Row four (from left):
Carl Goedjen, Jonathan Bailey,
Jeff Walter, Mark Thome

Creating a unified culture and winning team

It takes more than talented players to build a winning team. Success follows teams with skilled people who are focused on common goals and work together to reach them.

Multifoods is shaping this kind of unbeatable team. Our people share a passion and a sense of urgency for creating a top-performing, branded food company. We recognize the power of working together to provide products that satisfy consumers and customers, and ultimately generate positive results for our shareholders. To accomplish our business objectives, we are striving to create a winning organization through a new, unified Multifoods culture.

Forming a winning team

We began by attracting the right people. Since our acquisition of the *Pillsbury* desserts and specialty products portfolio in November 2001, we have added more than 120 talented employees to the Multifoods team. We also made some key additions to the senior leadership team to help make the necessary changes to enhance the company's long-term competitiveness and position it to capitalize more quickly on growth opportunities.

The new Multifoods team includes people from companies such as Pillsbury, Kellogg, General Mills and Cargill, to name just a few. Combined with their colleagues from Multifoods, our team brings together a strong background in consumer-packaged goods and a deep understanding of grain-based foods to grow our brands and drive the company forward.

Our charge now is to take the best ideas and put in place the best practices and processes to make Multifoods an outstanding company in all respects — in its ability to meet customer and consumer expectations, to attract and retain talented employees, and to deliver sustainable improvements in financial performance.

Applying teamwork to achieve results

Multifoods is already realizing immediate success by working collectively across the company and across functions. For example, we formed a cross-functional, cross-company team to oversee the integration of the acquired brands into Multifoods. Employees from various functions — from operations to sales, supply chain to research and development — joined together to put in place the processes required to operate the business. The result: a successful transition that was seamless to customers and invisible to consumers.

To design and implement the SAP management information system for our new U.S. Consumer Products business, we tapped into and leveraged the experience we gained in Canada where we completed two previous SAP installations on time and on budget. This project touched nearly every business process and function in the company. It involved 70 core team members who logged more than 165,000 hours, which equates to 82 person years. The start-up of our SAP system went smoothly, without any disruption.

Common values, uncommon opportunities

From this starting point, we will continue to look for more ways to tap into the collective knowledge and experience of our employees and use it to improve the company. We are striving to create an environment in which everyone comes to work in search of a better way every day. We are working to engage every mind and ensure that every action is consistent with our company's values — values of personal integrity and high ethical standards; a focus on partnership and teamwork; a passion for winning; and the drive to deliver outstanding results.

To encourage alignment with our values, we are incorporating them into our performance management system. We are finding this to be an effective way to reward employees and create a common framework for how we will work and what will make us successful.

By working together as one company, we will have the flexibility to adapt to changing market conditions, the stamina to effectively compete, the clear vision to see advantageous strategies and the drive to deliver results on a consistent basis.


Robin Hood


Hungry Jack


BICK'S


Ronda Hess Raymond Vaughn Tony Cerminara

Building valuable brands

In the food industry, brands are king. Top brands enjoy life-long, loyal consumers. They drive store traffic, generate repeat sales and command higher margins.

Multifoods' brands are among its most valuable assets. Our portfolio features well-known household names, including American favorites *Pillsbury* desserts and baking mixes and *Hungry Jack;* the South's preferred baking brand *Martha White;* Canadian powerhouse brands *Robin Hood* and *Bick's;* and the fastest-growing brand for traditional South Asian foods, *Golden Temple.*

To grow, we will continue to build preference for our brands with value-added marketing initiatives, increased promotions, more effective merchandising and promising new products that are developed using the brand's unique benefits as the creative framework.

Powerful, unique brand positions

Understanding the essence of each brand — the unique position it holds in the hearts and minds of consumers — is key to success. The *Pillsbury* brand is an icon in the baking category. The Doughboy represents "fun" and "simple" baking solutions and readily appeals to households with kids. *Hungry Jack* stands for "easy, hearty meals" for the family. *Martha White* is known as the Southern baking expert. Our *Robin Hood* brand is recognized for its 90-year heritage of helping Canadians "bake better," and *Bick's* is Canada's pickle of choice.

From these starting positions, we are pursuing initiatives to make our brands more relevant and valuable to consumers and customers every day.

Pillsbury — fun and easy baking

We are enhancing the *Pillsbury* brand's "fun and easy" positioning among families with children through a variety of new promotions. In fiscal 2004, we are launching our first *Pillsbury* kid's baking contest, which will encourage kids to submit their own sweet baking creation for a chance to win a college scholarship.

To further strengthen *Pillsbury*'s connection with families, we redesigned the pillsburybaking.com Web site to be a better resource for parents looking for fun, fast and easy recipes, and kid-friendly activities.


Pillsbury
GOLDEN TEMPLE
PET
Martha White
Janet Faust
Terry Frahm
Becky Brandt

We also are joining forces with Glad brand storage containers to promote the fun and satisfaction of making and giving baked goods as simple holiday gifts. As part of this initiative, the *Pillsbury* barrelhead and the Doughboy will be featured in Glad's on-pack, print and broadcast advertising during the holiday season. These efforts reinforce *Pillsbury*'s position in the baking aisle.

Robin Hood — helping you bake better

In Canada, *Robin Hood* is building on its long-standing position as the nation's baking brand. *Robin Hood*'s Baking Festival has been an anticipated holiday tradition for more than 20 years. This fully integrated promotional event includes tie-in opportunities with other leading brands, point-of-sale displays at major retailers and a recipe book that reaches more than 3 million consumers.

In addition, *Robin Hood*'s Web site, robinhood.ca, has become a preferred destination for Canadians seeking baking tips. Last year, the number of subscribers to our online "baking community" more than doubled.

Hungry Jack — easy, hearty meals

To build equity in the *Hungry Jack* brand, we created the "Who Is Your Hungry Jack?™" promotion, which asks consumers to nominate someone they know who best exemplifies the qualities of the legendary *Hungry Jack* character on which the brand is based. In its first year, the event drew 25,000 entries, increased the brand's visibility and boosted sales. This promotion, along with other brand-building initiatives, helped drive volume growth of 12 percent in fiscal 2003.

Energizing our other brands

Across Multifoods' entire consumer products portfolio, we are pursuing targeted initiatives to energize our brands. To reinforce its heritage, our *Martha White* brand has renewed and extended its long-standing associations with the Grand Ole Opry and bluegrass music. *Martha White* sponsors Rhonda Vincent, the International Bluegrass Association's reigning female vocalist of the year, and her band The Rage, who tour on the "Martha White Bluegrass Express" bus. In addition, the *Martha White* cooking contest is a featured event at the annual National Cornbread Festival.

We continue to drive consumer preference in Canada for the *Bick's* brand with our national "Bick's BBQ Days" promotion. And we are increasing consumer trials of our newest *Golden Temple* basmati rice offering through promotional offers tied to the brand's market-leading atta flour product.

In foodservice, we are leveraging the power of two brands to win business. Fiscal 2003 was the first full year that Multifoods marketed the *Pillsbury* brand of foodservice baking mixes and frostings. The combination of Multifoods and *Pillsbury* is already proving successful. In the case of one major foodservice distributor, Multifoods not only retained the baking mix business formerly held by The Pillsbury Company but secured an additional contract to supply baking mixes for the distributor's own brand.

Our market-leading brands give us the foundation upon which to grow. Going forward, we will continue to invest to enhance the value of our brands among consumers.

Accelerating the pace of innovation


Ann Hitchler

"We want to create innovative products that bring consumers to the baking category and increase sales."


BICK'S
Mini
Snack'ems
Tangy Dill * Aneth
The Great No Fat Snack

7%

New products like *Bick's* "Snack'ems" helped this No. 1 Canadian brand achieve volume growth of nearly 7 percent in fiscal 2003.

The new *Pillsbury* SnackBatch™ line makes enjoying a fresh-baked snack as easy as 1-2-3.


Pillsbury
SnackBatch
Brownie Mix
Fudge

Our focus on baking products, our shared priorities and, most importantly, our passion to win give us the ability to be quicker and more nimble than our competitors.



Tim Kelly

Successful companies never stop innovating and creating "news." At Multifoods, we are developing new products with broad consumer appeal and converting great ideas into mouth-watering new items that will help us grow and build market share.

In fiscal 2003, we launched or improved more than 40 consumer products in the United States — 10 times more than were introduced the year before Multifoods acquired the *Pillsbury* desserts and specialty products business. In Canada, we rolled out several new consumer items that generated strong demand, and we added a variety of new offerings to our foodservice products portfolio.

And that's just the start. To grow, we plan to accelerate innovation and introduce a continuous flow of new products.

Talented people driving innovation

This level of innovation doesn't simply happen. It is the result of talented people working in a collaborative environment that encourages "fun, fast and easy" ideas. It is supported by an organization that is intent on eliminating the barriers to great ideas and streamlining processes to ensure that new products are brought to market quickly. It also is enhanced by Multifoods' sharp focus on select categories, in particular baking products and grain-based foods.

Our focus and size helps us move fast and communicate easily across the organization. To further increase cross-company interaction and knowledge sharing, we have established a centralized research-and-development function. This will allow us to quicken the pace of innovation.

In addition, by concentrating our resources on targeted categories and placing our full energies on understanding consumer needs in those categories, we can move more swiftly to create and deliver exciting *and* profitable new offerings.

Consumer-focused innovation

To win in the marketplace, Multifoods is investing in new products that are in tune with the trends driving consumer purchasing decisions.

Satisfying sweet needs

Today, consumers want fun, simple, great-tasting treats to enjoy on any occasion any day of the week. Multifoods is making it possible with easy, indulgent desserts from trusted brand names like *Pillsbury, Martha White* and *Robin Hood.*


Martha White
QUICK & EASY
EXTRA RICH BUTTERMILK

Forty years since introducing its first convenient biscuit mix, we are continuing the tradition of creating new, quick-and-easy *Martha White* products with down-home flavor.


Hungry Jack
BUTTERMILK
Pancake & Waffle Mix

Consumers always like to try something new, and we're committed to staying one step ahead with on-trend, in-demand products.

Demand for *Robin Hood* Streusel Coffee Cake mix took this product from a holiday-only item to a year-round offering in Canada.


Streusel
Real Fruit Filling
APPLE

New *Hungry Jack* four-pouch complete pancake mixes help busy consumers make small batches of homemade pancakes fast.



Kim Anderson


Simon Almaer

At Multifoods, we work as a team across functions to turn great ideas into popular new products.


Pillsbury
Funfetti Cupcake Kit
Halloween

Pillsbury Halloween Funfetti Cupcake Kit was our No. 1 selling baking item at Wal-Mart during the Halloween season.

Our Foodservice Products team created six new varieties of *Pillsbury* foodservice baking mixes in just a matter of weeks.


Pillsbury

Chocolate MultiBar Dessert Bar Mix

We are striving to drive innovation in a variety of areas — from product development to packaging to branding to quality and safety.


Dave Good

During the year, we added delicious new flavors and varieties of frostings and mixes for cakes, brownies, muffins and quick breads to our *Pillsbury* line-up. Examples included a new apple cinnamon quick-bread mix with real fruit filling, an extra-rich-and-fudgy brownie mix co-branded with Diamond walnuts and a new chocolate cream cheese frosting.

In Canada, we introduced a new *Robin Hood* streusel coffee cake mix in three flavors — apple, blueberry and cherry — exclusively for the holiday season. The product was so well received by consumers that it is now being offered year-round. *Robin Hood* streusel coffee cake mix reaffirms to consumers that *Robin Hood* quality extends to its newest items.

In the same way, innovative new products are helping us win foodservice business. In fiscal 2003, a prospective foodservice distribution customer sought two specific offerings — lemon and fudge nut dessert bars — that were previously not available in the *Pillsbury* foodservice product line. Multifoods went to work and in just three weeks, produced the two requested items. We also quickly expanded this foodservice product assortment with several new varieties — lemon cream cheese, lemon raspberry, fudge nut cream cheese and fudge nut raspberry. We not only secured the account but put ourselves in a position to capture more business with these distinctive new offerings.

Delivering convenience

As time becomes a scarcer commodity, Multifoods is creating convenient, easy-to-prepare products that help consumers make their favorite foods fast. One of these products is our new, just-add-water *Hungry Jack* four-pouch pancake mix. It features four pre-measured packets of *Hungry Jack* pancake mix, making it easier for "on the go" consumers to prepare a quick, warm breakfast any day of the week.

In fiscal 2004, we are launching *Pillsbury* SnackBatch™ baking mixes for consumers seeking a quick and easy baked snack. These mixes create small batches of cupcakes, cookies or brownies, and require minimal prep time and clean-up. Priced under $1 and available in the most popular flavors, SnackBatch is the perfect solution for young families who are looking for quick, fresh-baked, kid-friendly treats that are sized and priced right.

In the Southeast United States, Multifoods is giving consumers new and faster ways to enjoy traditional homemade Southern foods. Two new just-add-milk *Martha White* products — Quick-and-Easy Biscuits and Cornbread Creations — make baking great-tasting family favorites easier than ever before. These new offerings help ensure that the *Martha White* brand — a fixture in kitchens from Tennessee to Florida since the early 20th century — is keeping stride with the faster-paced lifestyles and demands of today's Southern consumers.


Barbara McCartney

We plan to introduce more than 50 new or improved consumer products in fiscal 2004.


Martha White
Blueberry Cheesecake
Muffin Mix
JUST ADD MILK!

Our centralized R&D function allows us to share valuable trend information and best practices, and swiftly shift resources to capitalize on opportunities and reduce time to market.

nnovation is key in the ategories where we compete. You must innovate or you will not gain shelf space or market share.


Pillsbury
Creamy Supreme Frosting
Chocolate Cream Cheese
NEW


5 million
Birthdays are America's No. 1 reason to celebrate with more than 5 million observed each week in the United States. The Pillsbury brand provides innovative products to make those celebrations fun and easy.


James Scher

Convenience also is key in foodservice. It is the inspiration behind Multifoods' new "Celebration Cake" program for business, school and other institutional foodservice operators. Multifoods provides these foodservice customers not only with products, but also with a tool for creating customized box labels for any occasion — from birthdays to retirements — with minimal labor. Now, time-strapped consumers can order a great-tasting cake with a personalized message from their office or school cafeteria and have it ready to go in minutes. This program is helping drive sales for both Multifoods and its foodservice customers.

Providing healthy alternatives

Consumers are looking for healthier foods without sacrificing taste, and we're responding. In fiscal 2003, we completed the national roll-out in Canada of *Bick's* mini "Snack 'ems" pickles that appeal to consumers as a no-fat snack alternative. Snack 'ems is attracting new consumers to the category and helping us generate volume growth for the *Bick's* brand.

We're also adding nutritional benefits to our grain-based product offerings. For instance, our entire line of *Pillsbury* and *Martha White* muffin mixes are now fortified with calcium and other essential vitamins.

Creating excitement

We are committed to creating products that generate excitement in the categories where we compete. Multifoods is stepping up development of items that draw consumers to the baking aisle and increase sales.

During the year, we created a new *Pillsbury* Halloween Funfetti Cupcake Kit for Wal-Mart. This value-added product was one of the fastest-selling baking items during the Halloween time period. As far as holidays go, Halloween is second only to Christmas in terms of consumer spending. Going forward, we intend to capitalize on seasonal opportunities like this with products that appeal to consumers seeking fun, festive treats.

Looking ahead, Multifoods will continue to develop irresistible foods that satisfy consumer appetites and help us succeed long term.


Pillsbury
CONFETTI CAKE MIX


PET
EVAPORATED
MILK


Martha White
Chocolate Chip
Muffin Mix
JUST ADD MILK


5 kg
BEST FOR
Bread
FLOUR


Pillsbury






Martha White
CORNBREAD
CREATIONS


Hungry
Jack
BUTTERMILK


Pie Crust


Softasilk
CAKE FLOUR


Pillsbury
Moist Supreme
Vanilla


SnackBatch
Peanut Butter
Chocolate Chip


quick
oats

Strengthening our position as the baking expert

For branded consumer products companies, size and scale matter. In baking products, Multifoods has size and scale. We are the "baking experts."

Multifoods' brands cover the baking category — *Pillsbury, Hungry Jack, Martha White, Softasilk* and *Pet* in the United States, and *Robin Hood* in Canada. As a company, Multifoods has significant experience in grain-based foods and deep insight into baking. To grow, we intend to leverage our baking expertise and build Multifoods' reputation as a reliable partner and knowledgeable resource in the baking category.

Baking heritage, focus

Baking is Multifoods' heritage. We have manufactured and marketed grain-based foods and baking products for more than 110 years. During that time, we developed the *Robin Hood* brand and established it as Canada's No. 1 brand of flour. We also built a strong North American foodservice business that is recognized for delivering high-quality baking products, unmatched customer support and behind-the-scenes bakery know-how to help our customers succeed.

The acquisition of the *Pillsbury* desserts and specialty products portfolio in November 2001 further strengthened our position in the baking category. Today, 85 percent of Multifoods' sales and 90 percent of our operating earnings come from baking products, mixes and ingredients.

With our focus squarely on the baking category, we have the ability and commitment to make baking "fun, fast and profitable" for our customers.

Providing smart baking category management

In our consumer products business, we offer our retail customers more than just well-known brands. We also provide sharp consumer insight, trend-right products and valuable ideas to help retailers increase their baking aisle sales. In turn, our products receive better merchandising support and display space.

When a major grocery retailer in the Northeast United States sought a preferred vendor for the baking category during the holiday season, Multifoods was the logical choice. The result: The retailer significantly improved baking category sales, and Multifoods achieved almost double-digit volume growth.

We also are applying our baking expertise to increase sales in nontraditional retail channels that offer good growth potential. For instance, we partnered with several dollar-store chains to capture new business in the baking category. In the Southeast United States, baking is a "destination" category, and one of our dollar-store customers was looking to attract shoppers with a high-impact food offering. Multifoods created a custom *Martha White* muffin mix merchandise rack for the chain. By offering the right brand and product in the right display at the right price-point, we were able to generate significant incremental sales. Multifoods is teaming up with customers in other nontraditional channels to meet their specific needs with unique offerings and merchandising solutions.

Our track record for delivering profitable baking solutions is resulting in new foodservice business, as well. A leading national foodservice customer turned to Multifoods for help in testing a new "limited-time-offer" bakery offering at its U.S. locations. We took the customer's concept and created a new thaw-and-serve chocolate cream cheese muffin for its stores in just a matter of weeks. Demand exceeded expectations, and now the product is a permanent menu feature. It's the kind of success that is attracting market attention and new foodservice business.

Becoming a baking category leader

As a leader in the baking category, we are pursuing innovations that hold the promise of stepping up baking product sales and profits. The baking category totals more than $6 billion in North America. It appeals to households with kids and attracts shoppers with higher per-visit check averages. Multifoods is conducting proprietary baking aisle consumer research that gives us one more tool in helping customers fully capitalize on opportunities in this important category.

Our goal is to translate our extensive knowledge of the baking category to develop win-win partnerships with our customers. When someone thinks "baking," we want them to think "Multifoods."


Don Buness


Vernon Petty


Helen Hahn

Improving our profitability

A commitment to continuous improvement is critical to long-term success in the marketplace. At Multifoods, it is a top priority. Our goal is to improve profitability while providing consumers and customers with the high-quality products they want cost-effectively.

We are simplifying the way we are structured — shifting away from Multifoods' former decentralized operating model to a more streamlined, cross-functional organization. This will enable us to optimize our resources companywide and more quickly capitalize on growth opportunities.

We also are taking steps to improve the profitability of our Canadian Foods and Foodservice Products businesses. In Canada, we reorganized our business and reduced overhead costs. This reorganization creates a leaner, more focused operating structure that will increase our speed and capacity for innovation, get us closer to customers and consumers, and ultimately, help us translate our market leadership into stronger financial performance. It also will allow for improved business process flow and teamwork within Canada and between our Canadian and U.S. operations.

In our Foodservice Products division, we announced plans to scale back production to better align our operations with demand. We also are looking at reducing the number of SKUs and moving to a simpler portfolio of products that lowers our overall manufacturing costs.

During the year, we installed a new SAP management information system that will enhance the quality, speed and effectiveness of our U.S. Consumer Products operation. We also established a new, more efficient distribution network for our consumer business in the United States. Our products are now delivered to customers from six facilities nationwide, down from the 12 locations that existed when the brands were part of The Pillsbury Company.

And that's just the beginning. We are working across the company to identify additional opportunities to reduce costs, increase productivity and achieve greater efficiencies in our supply chain. Our operating margins also will benefit from efforts to improve our product mix and pricing.

We are committed to creating new value for all of our stakeholders and leveraging all of our resources so that the whole of Multifoods is more and better than the sum of its parts. With a clear direction, common strategies and shared financial objectives, we are ready to do what it takes to win.

Growing beyond our existing brands

Growth is the primary goal of any enterprise. Success in capitalizing on new business opportunities typically depends on a company's ability to be flexible, resourceful and fast.

Beyond Multifoods' strategies to grow our existing brands and businesses, we are looking at opportunities to expand our portfolio through strategic alliances, licensing agreements and complementary acquisitions.

Sometimes the best and quickest way to take advantage of growth opportunities is to forge relationships with other organizations. By combining capabilities with the right partners, we can enhance our access to new products, new markets, new categories and new research.

Our brand power and quality products are important advantages that put us in a position to attract good partners. For example, we have an alliance with McCormick to market our *Bick's* pickles and condiments in the United Kingdom that opened up this important market to us. With its "easy, hearty meals" positioning, we believe that the *Hungry Jack* brand has potential beyond the categories where it currently competes, and we intend to explore such opportunities.

As our balance sheet continues to improve, our strong cash flows will provide the resources and flexibility to respond to acquisition opportunities. Our acquisition strategy is clear: We will look only at candidates that provide a solid strategic fit, strengthen our core businesses, build our market share or broaden our reach. And any future transactions must meet or exceed our internal hurdle rates.



Paul Chaffin



Ian Gordon

Doing what's right

At Multifoods, good corporate governance goes beyond the corporate boardroom. It starts with the company's leaders and involves all of the people and processes in the organization. It is rooted in the belief that ethical business practices are a necessity, not a choice.

Our values — personal integrity and trust, partnership, passion and performance — serve as the framework for guiding employee behavior, business practices and decisions throughout the company. These values are woven into our culture, included in our performance evaluation process and supported by the company's "Code of Business Conduct and Ethics," which sets forth basic principles for the conduct of our people and business.

The foundation of our guiding values rests on personal integrity and trust, which recognizes that individual conduct is the key to good corporate governance. As a company, we have responsibilities to our shareholders, our customers, our employees and our communities. We strive to be respectful of all people, and to be honest, fair and responsible in all our business dealings. We also are working hard to create a climate of trust and openness. As a corporate family, these are the behaviors that we have a right to expect and demand from each other.

Corporate governance at Multifoods encompasses a wide range of activities that involve how we are organized, directed and governed. These include disclosure and financial reporting responsibilities; board of directors composition, oversight and input; strategic and operational planning; performance assessment; incentive compensation; and management succession.

Establishing a strong, independent board

The Multifoods board includes only one director who is a member of management. The other members of the board are outside, non-employee directors who are independent under the standards of the New York Stock Exchange.

In 1999, the company's board of directors adopted a set of guidelines to further enhance its corporate governance. These "Principles of Corporate Governance," which were amended in March 2003, include the following provisions:

- the company's outside directors are given time to meet independently, without the CEO or other members of the management team present, at each regularly scheduled board meeting;
- the chair of the nominating and corporate governance committee is designated to serve as the presiding director during executive sessions involving the outside directors;
- four of the company's five board committees — audit, compensation and human resources, financial and benefit investment, and nominating and corporate governance — are composed solely of independent outside directors. The executive committee consists of the CEO and the chairs of the other board committees;
- committee and chairmanship assignments are rotated among independent directors; and
- outside directors are required to hold company stock valued at four times the amount of the annual retainer fee.

The board also adopted a new audit committee charter in March 2003. The audit committee, which includes a board member with financial expertise, is responsible for appointing, compensating and overseeing the company's independent auditor; reviewing the internal audit department's responsibilities, plans and activities; and resolving accounting issues between the auditors and management.

Copies of the company's "Principles of Corporate Governance" and "Audit Committee Charter" are available through the Investor Relations section of the company's Web site, www.multifoods.com.

Seeking continuous improvement

To improve effectiveness, the company adopted formal evaluation processes for the CEO, board and individual directors in fiscal 1997. The board engages an outside consultant to assist with the assessments.

The performance of Multifoods' chief executive officer is evaluated annually. This process includes a written assessment of the CEO's performance against stated objectives by each of the outside directors. It also provides for each of the CEO's direct reports to confidentially evaluate the CEO's performance.

The board annually evaluates its performance as a whole, and at least once every three years, each of the company's directors evaluates his or her own work and the performance of his or her peers individually. These evaluations are taken into account by the company's nominating committee when directors' terms expire.

We believe that stakeholder confidence and organization effectiveness — factors that are critical to long-term business success — are the result of good corporate governance.

Board of directors

Gary E. Costley, Ph.D. [3]
Chairman and Chief Executive Officer
International Multifoods Corp.
Minnetonka, Minn.
Member since 1997

Claire L. Arnold [1, 2, 3, 4, 5]
Chief Executive Officer
Leapfrog Services, Inc.
(computer technology outsourcing services)
Atlanta, Ga.
Member since 1997

Isaiah "Ike" Harris Jr. [1, 4]
President, Consumer Services
BellSouth Corp.
(telecommunications)
Atlanta, Ga.
Member since 2002

James M. Jenness [1, 4, 5]
Chief Executive Officer
Integrated Merchandising Systems, LLC
(marketing services)
Morton Grove, Ill.
Member since 2001

Joseph G. Parham Jr. [2, 4, 5]
Senior Vice President, Human Resources
Acuity Brands
(lighting fixtures and specialty chemicals manufacturer)
Atlanta, Ga.
Member since 2002

J. David Pierson [1, 4]
Chairman and Chief Executive Officer
CPI Corp.
(North American portrait studio operator)
St. Louis, Mo.
Member since 2002

Nicholas L. Reding [2, 3, 4, 5]
Retired Vice Chairman
Monsanto Company
(food, agriculture and pharmaceuticals)
St. Louis, Mo.
Member since 1988

Jack D. Rehm [1, 2, 3, 4]
Retired Chairman
Meredith Corporation
(diversified media)
Des Moines, Iowa
Member since 1991

Lois D. Rice [1, 4, 5]
Guest Scholar
The Brookings Institution
(education and public policy research)
Washington, D.C.
Member since 1991

Dolph W. von Arx [2, 3, 4, 5]
Former Chairman
Isolux Corporation
(fiber-optic cable, medical and surgical applications)
Retired Chairman and Chief Executive Officer
Planters Lifesavers Company
(packaged food products)
Naples, Fla.
Member since 1997



Numbers denote committee memberships:

1. *Audit Committee*
2. *Compensation and Human Resources Committee*
3. *Executive Committee*
4. *Finance and Benefit Investment Committee*
5. *Nominating and Corporate Governance Committee*

Seated (from left):
Ike Harris
Claire Arnold
Nick Reding
Lois Rice

Standing (from left):
Jack Rehm
Jim Jenness
Dolph von Arx
Gary Costley
Dave Pierson
Joe Parham

Financial

Cash Flows[1]
(in millions)


$45
30
15
2001
2002
2003

Capital Expenditures[1]
(in millions)


$40
30
20
10
2001
2002
2003

Free Cash Flows[2]
(in millions)


$20
10
0
-10
-20
-30
2001
2002
2003

[1] *From continuing operations*
[2] *Cash flows from continuing operations less capital expenditures*

Working Capital, Excluding Cash and Short-Term Debt
(in millions)


$200
150
100
50
2001
2002
2003

Debt-to-Total Capitalization Ratio
(in percent)


75%
50
25
2001
2002
2003

Year-End Market Capitalization
(in millions)


$450
300
150
2001
2002
2003

Five-Year Comparative Summary

(dollars and shares in millions, except per share data)	Fiscal Year Ended March 1, 2003	March 2, 2002	March 3, 2001	Feb. 29, 2000	Feb. 28, 1999
Consolidated Summary of Operations					
Net sales	$ 939.3	$ 597.9	$ 472.4	$ 476.1	$ 443.0
Cost of goods sold	(755.3)	(497.0)	(389.3)	(393.4)	(365.6)
Selling, general and administrative	(110.8)	(71.6)	(49.3)	(52.6)	(55.1)
Unusual items	—	0.3	3.8	—	(17.5)
Interest, net	(24.5)	(11.6)	(4.2)	(3.3)	(3.7)
Loss on cancellation of debt offering	—	(10.3)	—	—	—
Other income (expense), net	(4.7)	(0.2)	(1.3)	(1.1)	(0.2)
Earnings from continuing operations before income taxes	44.0	7.5	32.1	25.7	0.9
Income taxes	(16.3)	(2.5)	(15.2)	(9.7)	(1.4)
Earnings (loss) from continuing operations	27.7	5.0	16.9	16.0	(0.5)
Discontinued operations:					
Operating earnings (loss), after tax	(6.5)	4.2	4.3	(10.9)	(6.8)
Cumulative effect of change in accounting principle, net of tax	(41.3)	—	—	—	—
Net loss on disposition, after tax	(25.9)	—	—	—	(124.6)
Earnings (loss) from discontinued operations	(73.7)	4.2	4.3	(10.9)	(131.4)
Net earnings (loss)	$ (46.0)	$ 9.2	$ 21.2	$ 5.1	$(131.9)
Basic earnings (loss) per share:					
Continuing operations	$ 1.45	$ 0.27	$ 0.90	$ 0.86	$ (0.03)
Discontinued operations	(3.86)	0.22	0.23	(0.59)	(7.00)
Total	$ (2.41)	$ 0.49	$ 1.13	$ 0.27	$ (7.03)
Diluted earnings (loss) per share:					
Continuing operations	$ 1.43	$ 0.26	$ 0.89	$ 0.86	$ (0.03)
Discontinued operations	(3.80)	0.22	0.23	(0.59)	(7.00)
Total	$ (2.37)	$ 0.48	$ 1.12	$ 0.27	$ (7.03)
Year-End Financial Position					
Current assets [3]	$ 216.0	$ 469.2	$ 378.3	$ 354.0	$ 340.1
Current liabilities [3]	147.0	270.1	298.9	277.5	264.2
Working capital (excluding cash and short-term debt) [3]	84.2	197.2	109.7	126.8	179.3
Property, plant and equipment, net [2]	235.1	148.0	117.3	116.9	106.4
Long-term debt	328.0	514.5	145.4	147.2	121.2
Shareholders' equity	236.0	272.1	256.0	255.1	260.3
Total assets [3]	766.3	1,124.7	764.6	736.2	696.9
Dividends Paid					
Common stock	$ —	$ —	$ 15.0	$ 15.0	$ 15.0
Per share of common stock	—	—	0.80	0.80	0.80
Other Financial Data					
Current ratio	1.5:1	1.7:1	1.3:1	1.3:1	1.3:1
Equity per share of common stock	$ 12.30	$ 14.32	$ 13.66	$ 13.62	$ 13.86
Debt-to-total capitalization	59%	66%	42%	45%	38%
Depreciation [2]	$ 13.6	$ 12.3	$ 10.9	$ 10.3	$ 9.8
Capital expenditures, excluding acquisitions [2]	$ 33.0	$ 23.8	$ 22.8	$ 18.4	$ 15.1
Average common shares outstanding:					
Basic	19.1	18.9	18.7	18.8	18.8
Diluted	19.4	19.1	18.9	18.8	18.8
Number of common shareholders	3,970	4,022	4,287	4,445	4,658
Number of employees [2]	2,377	2,101	2,084	1,880	1,983
Market price per share of common stock:					
Close	$ 19.70	$ 21.86	$ 19.21	$ 10.94	$ 21.69
High	$ 28.92	$ 24.67	$ 23.31	$ 24.19	$ 31.44
Low	$ 17.37	$ 16.30	$ 9.81	$ 10.75	$ 15.38

[1] In fiscal 2003, we classified our foodservice distribution business as discontinued operations. Prior-year information has been reclassified accordingly.
[2] Continuing operations only.
[3] Includes discontinued operations.

Management's Discussion and Analysis

OVERVIEW

International Multifoods Corporation is a North American producer of branded consumer foods and foodservice products, including baking mixes, frozen bakery products, flour, ready-to-spread frostings, condiments, and potato and pancake mix offerings. We manage the company through three operating segments — U.S. Consumer Products, Foodservice Products and Canadian Foods.

In September 2002, we sold our foodservice distribution business for $166 million in cash to Wellspring Distribution Corp. The foodservice distribution business is classified as discontinued operations in the consolidated financial statements and in the following management discussion and analysis.

In November 2001, we completed the acquisition of the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting business, and certain regional flour and side-dish brands of General Mills. The acquisition makes International Multifoods a leading marketer of U.S. consumer baking products and enhances our existing U.S. foodservice manufacturing business.

During fiscal 2003, we completed our transformation into a branded food company, which we believe will provide higher returns to our shareholders in the years ahead. We completed the integration of the businesses that we acquired in November 2001, and we began producing consumer baking mixes at a manufacturing facility in Toledo, Ohio, that we purchased as part of the acquisition. The transformation also included the sale of the foodservice distribution business, which allows us to focus our resources and energies on branded food products and prepare for future growth. The sale also allowed us to strengthen our balance sheet, as we were able to use the proceeds from the sale to substantially reduce our debt obligations.

RESULTS OF OPERATIONS

Fiscal 2003 compared with Fiscal 2002

Continuing operations

Overview

Consolidated net sales for fiscal 2003 increased $341.4 million, or 57%. This increase was primarily driven by the full year contribution from the acquired Pillsbury and General Mills businesses. Excluding sales from the acquired businesses, net sales increased 4% in fiscal 2003.

Earnings from continuing operations in both fiscal 2003 and 2002 were affected by one-time costs and unusual items. Fiscal 2003 earnings included a $4.7 million pre-tax loss associated with the early repayment of debt obligations. In fiscal 2002, one-time costs included a $10.3 million write-off of fees related to the planned issuance of $200 million of high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations. Information on unusual items recognized in fiscal 2002 is included in our discussion of Segment Results.

The following table presents the after-tax impact of one-time and unusual items on earnings from continuing operations and diluted earnings per share for fiscal 2003 and 2002.

	Earnings from Continuing Operations		*Diluted Earnings per Share*	
(in millions, except per share data)	*2003*	*2002*	*2003*	*2002*
Before one-time and unusual items	$30.7	$11.4	$ 1.58	$ 0.60
Loss on early repayment of debt	(3.0)	(0.5)	(0.15)	(0.02)
Loss on cancellation of debt offering	—	(6.4)	—	(0.34)
Unusual items	—	0.5	—	0.02
Reported amounts	$27.7	$ 5.0	$ 1.43	$ 0.26

The significant increase in earnings from continuing operations was driven by the earnings contribution from the acquired businesses. The earnings increase was partially offset by higher interest expense, which reflects the additional debt we incurred for the acquisition.

Earnings from continuing operations in both fiscal 2003 and 2002 included income from our defined benefit pension plans. Strong investment performance in the 1990s significantly increased our pension assets, which resulted in recognition of pension income. However, the value of our pension assets declined $18.5 million in fiscal 2002, primarily due to a decline in the equity markets in 2001 and the payment of benefits. In fiscal 2003, pension assets declined an additional $53.7 million as a result of continued poor performance in the equity markets, benefit payments to retirees and payments to employees of our foodservice distribution business who received lump-sum payments when the business was sold. The decline in the value of pension assets is expected to substantially reduce pension income in fiscal 2004. Currently, we estimate that net pension income will be approximately $0.5 million to $1 million in fiscal 2004. Despite the decline in pension assets, our qualified defined benefit pension plans were fully funded at the end of fiscal 2003. See Note 16 to the consolidated financial statements for additional information on our pension plans.

Segment Results

U.S. Consumer Products

($ in millions)	*2003*	*2002*
Net sales	**$413.0**	$109.7
Operating earnings	**56.4**	12.3
Operating margin	**13.7%**	11.2%

This business segment was formed in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills. The operating results of the acquired brands are included in our results since Nov. 13, 2001 (the date of acquisition).

Net sales were $413 million, compared with $109.7 million last year. On a comparable pro forma basis, assuming we owned the retail brands for all of fiscal 2002, unit volume increased about 3%. The increase in comparable unit volume is the result of success in non-traditional channels, such as mass merchandisers, dollar stores and limited assortment formats, new product introductions, and new marketing and merchandising programs.

Fiscal 2003 operating earnings of $56.4 million benefited from higher sales volume that was driven by new product introductions and merchandising programs, but were adversely affected by significant competitive activity and higher commodity costs. High commodity costs are also expected to unfavorably impact earnings in the first quarter of fiscal 2004.

Foodservice Products

($ in millions)	*2003*	*2002*
Net sales	**$228.6**	$215.8
Operating earnings	**6.2**	4.1
Operating margin	**2.7%**	1.9%
Unusual items included in operating earnings	**—**	(0.9)

Net sales increased 6% to $228.6 million as a result of the full-year contribution of the acquired Pillsbury foodservice business. Excluding the acquired business, sales declined approximately 4%. The decline was primarily the result of lower baking mix volumes and continued softness in the foodservice industry.

Operating earnings increased 51% to $6.2 million, due to the earnings contribution from the acquired Pillsbury business. The increase in operating earnings was partially offset by the impact of lower baking mix sales volumes, higher commodity costs and a loss we incurred when a supplier filed for bankruptcy. In addition, operating earnings comparisons were impacted by a $0.9 million unusual charge recorded last year that was associated with the reorganization of our sales force and efforts to reduce manufacturing overhead expense. The unusual charge was primarily for severance costs associated with the departure of 23 employees.

Canadian Foods

($ in millions)	*2003*	*2002*
Net sales	**$297.7**	$272.4
Operating earnings	**22.1**	24.4
Operating margin	**7.4%**	9.0%
Unusual items included in operating earnings	**—**	1.5

Net sales increased 9% to $297.7 million, primarily due to higher selling prices that resulted from higher commodity costs. Unit sales volumes increased approximately 1%, as a result of growth in commercial flour, consumer condiments and export products, partially offset by unit volume declines in commercial baking mixes and consumer flour. A new product offering introduced last year drove the increase in consumer condiments unit volume. The decline in commercial baking mix sales was primarily the result of a large customer transitioning to a frozen product format. Consumer flour volumes were affected by competitive activities.

Operating earnings comparisons were impacted by a $1.5 million unusual gain recorded in fiscal 2002 that resulted from the sale of our condiments-processing facility in Scarborough, Ontario. The sale was part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. Excluding the unusual net gain, operating earnings declined by $0.8 million as a result of lower consumer flour volumes and higher plant costs. In addition, operating earnings in both fiscal years were affected by costs and inefficiencies that resulted from our condiments facility consolidation project.

Non-Operating Expense and Income

In fiscal 2003, net interest expense was $24.6 million, compared with $11.6 million in the prior year. The increase was primarily due to the debt we incurred in November 2001 to finance the acquisition of the Pillsbury and General Mills businesses. The increase was partially offset by lower average borrowing rates on our variable rate debt obligations.

In fiscal 2002, we wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

In fiscal 2003, we recorded a $4.7 million charge associated with the early repayment of term loans, which is classified as other income (expense), net in the consolidated statement of operations.

Other income (expense), net in fiscal 2002 included a $0.9 million gain from the sale of Prudential Financial, Inc. (Prudential) common stock. We received the common stock as part of Prudential's conversion from a mutual company to a stock company. In addition, we also recorded a charge of $0.7 million for direct costs incurred for the early redemption of outstanding medium-term notes and the write-off of unamortized bank fees that resulted from the refinancing of our debt facilities.

Management's Discussion and Analysis

Income Taxes

For fiscal 2003, our overall effective tax rate was 37%, compared with 33.2% last year. Last year's effective tax rate was affected by a low income tax rate on the gain from the sale of our condiments facility in Canada.

Fiscal 2002 compared with Fiscal 2001

Overview

Earnings from continuing operations in fiscal 2002 were affected by one-time costs related to the acquisition and unusual items. One-time costs in fiscal 2002 included a write-off of $10.3 million for fees related to the planned issuance of $200 million of high-yield unsecured notes. Information on unusual items recognized in fiscal 2002 is included in our discussion of Segment Results. In fiscal 2001, we recorded tax expense associated with a dividend from our Canadian subsidiary and recognized an unusual gain from the sale of our corporate headquarters building in Minnesota. The following table presents the after-tax impact of one-time and unusual items on earnings from continuing operations and diluted earnings per share for fiscal 2002 and 2001.

	Earnings from Continuing Operations		*Diluted Earnings per Share*	
(in millions, except per share data)	*2002*	*2001*	*2002*	*2001*
Before one-time and unusual items	$11.4	$17.6	$ 0.60	$ 0.93
Loss on early repayment of debt	(0.5)	—	(0.02)	—
Loss on cancellation of debt offering	(6.4)	—	(0.34)	—
Tax on Canadian dividend	—	(3.1)	—	(0.17)
Unusual items	0.5	2.4	0.02	0.13
Reported amounts	$ 5.0	$16.9	$ 0.26	$ 0.89

The decline in earnings before one-time and unusual items was primarily the result of lower operating earnings in our Foodservice Products and Canadian Foods businesses. We also had higher interest expense, which resulted from higher debt balances related to the acquisition. Our Foodservice Products business was affected by higher fixed manufacturing and ingredient costs, while Canadian Foods was impacted by costs incurred to consolidate our condiments-processing facilities. The earnings decline was partially offset by the earnings contribution from the acquired businesses.

Segment Results

U.S. Consumer Products

($ in millions)	*2002*	*2001*
Net sales	$109.7	$ —
Operating earnings	12.3	—
Operating margin	11.2%	N/A

This business segment was formed in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills. The operating results of the acquired brands are included in our results since Nov. 13, 2001 (the date of acquisition).

Foodservice Products

($ in millions)	*2002*	*2001*
Net sales	$215.8	$196.4
Operating earnings	4.1	10.7
Operating margin	1.9%	5.4%
Unusual items included in operating earnings	(0.9)	—

Net sales increased 10% to $215.8 million. Excluding the acquired Pillsbury foodservice business, sales increased approximately 6%, primarily as a result of the addition of a large new customer account that we began to serve in the fourth quarter of fiscal 2001.

Operating earnings declined 62% to $4.1 million. This decline was driven by higher ingredient costs and increased fixed manufacturing expense, which resulted from the addition of new production lines for our ready-to-bake and thaw-and-serve products. Competitive pricing pressures and soft volumes in regional accounts also adversely affected our results. Partially offsetting these factors was the earnings contribution from the acquired Pillsbury business.

As a result of the acquisition, we reorganized our Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million unusual charge in fiscal 2002 for severance costs associated with the departure of 23 employees.

Canadian Foods

($ in millions)	2002	2001
Net sales	$272.4	$276.0
Operating earnings	24.4	28.0
Operating margin	9.0%	10.1%
Unusual items included in operating earnings	1.5	(1.8)

Net sales declined 1% to $272.4 million. Lower consumer grain-based and foodservice condiments volumes and unfavorable currency translation negatively impacted net sales. This decline was partially offset by higher grain-based product prices resulting from increased commodity costs.

Operating earnings declined 13% to $24.4 million. Operating earnings were adversely affected by costs and inefficiencies resulting from our condiments facility consolidation project, as well as lower sales volumes, higher raw material costs and unfavorable currency translation.

In fiscal 2002, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. In fiscal 2001, we recorded an unusual charge of $1.8 million for severance costs for 174 employees of the Scarborough plant. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $1.6 million in fiscal 2002 and $0.7 million in fiscal 2001.

Corporate

In fiscal 2001, we recognized an unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also recognized severance costs of $0.2 million for corporate staff reductions.

Non-Operating Expense and Income

In fiscal 2002, net interest expense was $11.6 million, compared with $4.2 million in the prior year. The increase in net interest expense was due to higher average debt balances related to the acquisition and increased working capital levels. The increase was partially offset by lower average borrowing rates on our variable rate debt obligations.

Income Taxes

For fiscal 2002, our overall effective tax rate was 33.2%, compared with 47.4% in fiscal 2001. Our effective tax rate in fiscal 2001 was affected by income tax expense of $3.1 million associated with a dividend from our Canadian subsidiary.

Discontinued operations

On Sept. 9, 2002, we sold our foodservice distribution business for $166 million in cash to Wellspring Distribution Corp. We recorded a net after-tax loss of $25.9 million on the disposition.

Our discontinued foodservice distribution business had a pre-tax operating loss of $8.8 million ($6.5 million after tax) in fiscal 2003. Operating results included a $5.2 million pre-tax loss from the curtailment and settlement of pension obligations, resulting from the sale of the business. In addition, we recorded a $3.7 million pre-tax charge primarily for severance costs.

As a result of our adoption of Statement of Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we recorded a cumulative effect of a change in accounting principle of $41.3 million to write off the goodwill associated with the foodservice distribution business. See additional discussion in Note 8 to the consolidated financial statements.

Subsequent events

On April 1, 2003, we announced that we are taking actions to reduce the cost structure and improve the financial performance of our Canadian Foods and Foodservice Products businesses. This includes reorganizing our Canadian Foods business to reduce selling and administrative expenses and reducing production at our Foodservice Products plant in Sedalia, Missouri. These actions will result in a net reduction of approximately 100 full-time positions. We currently expect to recognize an unusual pre-tax charge of up to $3.5 million in the first quarter of fiscal 2004 and an annual pre-tax benefit of approximately $2 million from these actions, half of which will be recognized in fiscal 2004.

On April 1, 2003, Fleming Companies, Inc. filed for bankruptcy protection under Chapter 11. Substantially all accounts receivable that were due from Fleming at fiscal year end were collected as of the date of the bankruptcy filing. We are in the process of assessing whether we will be able to fully collect amounts due from Fleming for sales that we made subsequent to our fiscal year end. We currently believe that the loss, if any, from our inability to collect amounts due to us will not exceed $2 million.

FINANCIAL CONDITION

Our major sources of liquidity are cash flows from operations and borrowings from our $100 million revolving credit facility. As of March 1, 2003, $15.1 million of borrowings were outstanding under the revolving credit facility. In addition, $8.4 million of the facility was unavailable due to outstanding letters of credit.

We believe that cash flows from operations and borrowings from our existing revolving credit facility will be sufficient to meet our operating requirements and debt service obligations in fiscal 2004. However, our future financial performance could be impacted by a change in general economic or competitive conditions or other unforeseen events that are beyond our control. If our earnings were adversely affected by such factors or events, we could violate our debt covenants. In the event that such noncompliance appears likely, or occurs, we would seek the lenders' approvals of amendments to, or waivers of, such financial covenants.

As a result of the debt repayments we made with the proceeds from the sale of the foodservice distribution business, our debt-to-total-capitalization ratio declined to 59% at March 1, 2003, compared with 66% at March 2, 2002.

Capital Resources

In fiscal 2002, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and issued $200 million of senior unsecured notes. We applied the proceeds from borrowings under the new credit facilities to pay for the acquisition, refinance our existing debt, and pay fees and expenses related to the refinancing of our indebtedness.

The $450 million senior secured facility was composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. During fiscal 2003, we used the proceeds from the sale of our foodservice distribution business and available cash balances to repay $210 million of the term loans.

The interest rates on borrowings under the senior secured facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of the covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets.

In November 2001, we entered into interest rate swap agreements in order to fix a portion of our variable rate borrowings. The interest rate swap agreements were for terms of 1.5 years, 2 years and 3 years for notional amounts of $50 million, $25 million and $25 million, respectively. The fixed pay rates on the swaps are 2.81%, 3.33% and 3.93%, respectively, and we receive the three-month LIBOR rate.

The $200 million senior unsecured notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest rate of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

Cash Flows

Cash provided by continuing operations was $44.1 million in fiscal 2003, compared with $3.5 million in fiscal 2002. The increase in operating cash flows in the current year was primarily due to higher earnings from continuing operations and payments received from an escrow account established as part of the acquisition. Fiscal 2003 cash flows were partially reduced by an increase in working capital, which was driven by planned increases in inventory levels at year end in advance of a large plant conversion in Toledo, Ohio, and the implementation of a new management information system in our U.S. Consumer Products business. In addition, inventory balances increased as a result of higher commodity costs. Fiscal 2002 operating cash flows were also reduced by higher working capital balances, which were driven by an increase in accounts receivable. Accounts receivable increased due to the termination of a receivable securitization program in Canada that we were required to close under the new credit facilities that we entered into last year.

Under a transition services agreement, General Mills provided us with various services for the acquired Pillsbury and General Mills retail businesses. These services included the invoicing and collection of trade accounts receivable and payment of certain trade accounts payable. The effect of the transition services agreement was that trade receivables and payables associated with the acquired retail businesses were carried by General Mills during fiscal 2003. The transition services ended in the first quarter of fiscal 2004, and as a result, our net working capital needs will increase by approximately $15 million to $20 million during the first quarter as we assume direct responsibility for all billing, collection and payment activities of the acquired businesses.

Investing activities in fiscal 2003 primarily consisted of the proceeds from the disposition of the foodservice distribution business and capital expenditures of $33 million. Capital expenditures included amounts for the development of a management information system for the U.S. Consumer Products business and additional investment in equipment at our Toledo, Ohio, plant. Fiscal 2002 capital expenditures were $23.8 million, which included amounts for the expansion of our condiments-processing facility in Dunnville, Ontario.

For fiscal 2004, we expect to spend about $40 million on capital projects. Our estimate includes payments of $11.5 million for the Toledo, Ohio, plant that we acquired from General Mills.

The following is a summary of our contractual obligations as of March 1, 2003:

(in millions)	*Total*	*Less Than 1 Year*	*1–3 Years*	*4–5 Years*	*After 5 Years*
Revolving credit facility	$ 15.1	$15.1	$ —	$ —	$ —
Long-term debt	329.3	1.3	44.8	83.2	200.0
Purchasing commitments	18.2	18.2	—	—	—
Operating leases	12.8	2.9	4.8	1.4	3.7
Total contractual obligations	$375.4	$37.5	$49.6	$84.6	$203.7

We continue to guarantee certain lease obligations of the foodservice distribution business that we sold in September 2002. As of March 1, 2003, the contingent liability under the guarantees was $43.1 million. We have not made and do not expect to make any payments under these guarantees. See Note 14 to the consolidated financial statements for additional information on the guarantees.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We determined our critical accounting policies by taking into consideration areas in financial statement preparation that involve the most significant or subjective assessments. Our most critical accounting policies relate to trade promotion expenses, goodwill and other intangible assets, pension plans and income taxes. Factors entering into our estimates included historical experience, current and expected economic conditions, and in certain cases, actuarial assumptions. Actual results may differ from these estimates under different assumptions or conditions.

Trade promotion

We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We expense the cost of these incentives during the period in which the promotion occurs based on estimated performance, except for slotting fees, which are amortized over the expected period of benefit not to exceed 12 months. Actual payments may differ from estimates and are resolved in subsequent months.

Goodwill and other intangible assets

Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Identifiable intangible assets represent costs allocated to noncompete agreements, trademarks and other specifically identifiable assets arising from business acquisitions. Effective in the first quarter of fiscal 2003, we completed the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." We were, however, required to adopt certain provisions of SFAS No. 142 in fiscal 2002 with respect to intangible assets we acquired as part of our acquisition of the Pillsbury and General Mills businesses. Under SFAS No. 142, goodwill and identifiable intangible assets that have indefinite lives are not amortized but are tested annually for impairment or more frequently if impairment indicators exist. Identifiable intangible assets that do not have indefinite lives are amortized over their estimated useful lives. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over various periods not exceeding 40 years.

As a result of initial impairment tests that we were required to complete under SFAS No. 142, we determined that all the goodwill associated with our foodservice distribution business was impaired. Consequently, we recorded a $65.1 million ($41.3 million after tax) impairment charge in the first quarter of fiscal 2003. No other impairment charges resulted from the required impairment evaluations on the rest of our reporting units, which were determined using discounted cash flows. Considerable management judgment is necessary to estimate future cash flows. These estimates are based on historical data, anticipated market conditions and management plans.

Pension plans

We have defined benefit pension plans that cover substantially all of our employees in the United States and Canada. Benefits under these plans are generally based on employees' years of service and average compensation or stated amounts for each year of service. We account for our defined benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The principal actuarial assumptions used to determine our pension costs are the discount rate and the expected return on plan assets. Other actuarial assumptions that affect pension costs include compensation increase rates, mortality and withdrawal rates.

The discount rate is used to determine the present value of future pension payments, which in turn affects the determination of pension expense. In accordance with SFAS No. 87, the discount rate reflects the current market rate for long-term, high-quality fixed income investments (such as Moody's Aa-rated corporate bonds). While year-end pension liabilities are determined based on the year-end discount rate, pension expense is determined based on the discount rate effective at the beginning of the fiscal year. At the end of fiscal 2003 our discount rate was 6.4%, which was used to value pension liabilities at the end of fiscal 2003 and will be used to determine pension expense for fiscal 2004. Our discount rate at the end of fiscal 2002 was 6.8%. The decrease in the discount rate at the end of fiscal 2003 was the result of the general reduction in market interest rates during the year. A lower discount rate increases the present value of pension obligations and increases pension expense. For our principal pension plans, a 50 basis point decrease in our discount rate would have resulted in an increase in fiscal 2003 pension expense of approximately $0.3 million.

A significant assumption in determining pension expense is the expected long-term rate of return on pension plan assets. To determine the expected long-term rate of return, we consider our current asset allocation, as well as historical and expected returns on plan assets. While actual asset returns by their inherent nature are subject to considerable year-to-year variability, the expected return is designed to be a long-term assumption and is not adjusted annually. To determine the expected asset return that is included in current year pension expense, the assumed rate of return on plan assets is multiplied by the beginning of the year value of plan assets. The difference between expected returns and actual returns is deferred and amortized into pension expense over future years. For fiscal 2003, 2002 and 2001 pension expense, we had assumed a 10.3% long-term expected return on plan assets. Although our historical asset returns have generally exceeded our expected return assumption of 10.3%, we lowered our expected return rate to 9% for determination of fiscal 2004 pension expense. Our decision to lower the return rate was a result of equity market declines in recent years and current market expectations. The effect of lowering the expected return on plan assets by 50 basis points would have resulted in an increase in fiscal 2003 pension expense of approximately $1.4 million.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income, and we record a valuation allowance to reduce deferred tax assets to the amounts that we believe to be realizable. During fiscal 2003, deferred tax assets increased by $36.3 million primarily as a result of the loss we incurred on the sale of our foodservice distribution business. As a result of uncertainty over our ability to utilize certain state net operating loss and federal capital loss carryforwards that resulted from the sale, we recorded an increase to the valuation allowance of $9.9 million during fiscal 2003. We believe that our remaining deferred tax assets, which include federal net operating loss carryforwards, will be realized as a result of our expectations of future taxable income. If we are unable to generate sufficient future taxable income, we may be required to increase the amount of our valuation allowance, which would increase our effective income tax rate and decrease net earnings.

NEW ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements, see Note 1 to the consolidated financial statements.

MARKET RISK MANAGEMENT

We are exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. See Notes 9 and 10 to the consolidated financial statements for further information regarding financial instruments.

Commodity Risk Management: Our Canadian operations minimize the risk associated with wheat market price fluctuations by hedging wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, we enter into futures contracts to reduce the risk of price fluctuations on anticipated flour purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.

The open futures contracts mature in the period from May 2003 to December 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

Foreign Currency Hedging: Our Canadian operations enter into foreign currency forward contracts to minimize our exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales and purchases. In addition, our Canadian operations also enter into foreign currency forward contracts that have the effect of converting the U.S. dollar-denominated grain futures contracts (see Commodity Risk Management) into Canadian dollar equivalents.

Interest Rate Risk Management: Our exposure to changes in interest rates results from borrowing activities used to meet our working capital and other long-term financing needs. The interest rates on our term loans and revolving credit facility are variable and based on current market interest rates plus a spread based on our leverage. To reduce the impact of fluctuating interest rates, we enter into interest rate swap agreements in order to fix a portion of our variable rate borrowings. Under the swap agreements, we agree with a counterparty to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to a notional amount.

We use sensitivity analysis to determine the impact of market risk exposures on the fair values of our debt and financial instruments, including derivative financial instruments. Sensitivity analysis assesses the risk of loss in market risk sensitive instruments based on hypothetical changes in market prices or rates. The following tables provide information on the potential impact on fair value and pre-tax earnings assuming a 10% adverse change.

	Potential Effect on Fair Value	
(in millions)	*2003*	*2002*
Futures contracts	$1.3	$1.6
Senior unsecured notes	5.8	7.7
Interest rate swaps	0.4	0.8

	Potential Decrease in Pre-Tax Earnings	
(in millions)	*2003*	*2002*
Currency forward contracts	$2.2	$0.1
Debt	0.2	1.2

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning our operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, successful completion of the integration of the acquired businesses; the impact of competitive products and pricing; changes in consumer preferences and tastes or perceptions of health-related issues; effectiveness of advertising or market-spending programs; market or weather conditions that may affect the costs of grain, other raw materials and fuel; impact of labor matters; changes in laws and regulations; fluctuations in foreign exchange and interest rates; the potential inability to collect on a $6 million insurance claim receivable related to the loss of product in St. Petersburg, Russia; if collection is sought under our guarantees of lease obligations of our former foodservice distribution business; risks commonly encountered in international trade; and other factors as may be discussed in our reports filed with the Securities and Exchange Commission.

Consolidated Statements of Operations

(in thousands, except per share data)	*Fiscal Year Ended*		
	March 1, 2003	*March 2, 2002*	*March 3, 2001*
Net sales	$ 939,275	$ 597,871	$ 472,411
Cost of goods sold	(755,310)	(496,997)	(389,361)
Gross profit	183,965	100,874	83,050
Selling, general and administrative	(110,753)	(71,546)	(49,211)
Unusual items	—	313	3,749
Operating earnings	73,212	29,641	37,588
Interest, net	(24,564)	(11,635)	(4,200)
Loss on cancellation of debt offering	—	(10,304)	—
Other income (expense), net	(4,671)	(189)	(1,346)
Earnings from continuing operations before income taxes	43,977	7,513	32,042
Income taxes	(16,278)	(2,494)	(15,195)
Earnings from continuing operations	27,699	5,019	16,847
Discontinued operations:			
Operating earnings (loss), after tax	(6,464)	4,172	4,328
Cumulative effect of change in accounting principle, net of tax of $23,781	(41,342)	—	—
Net loss on disposition, net of tax of $14,362	(25,922)	—	—
Earnings (loss) from discontinued operations	(73,728)	4,172	4,328
Net earnings (loss)	**$ (46,029)**	$ 9,191	$ 21,175
Basic earnings (loss) per share:			
Continuing operations	$ 1.45	$ 0.27	$ 0.90
Discontinued operations	(3.86)	0.22	0.23
Total	$ (2.41)	$ 0.49	$ 1.13
Diluted earnings (loss) per share:			
Continuing operations	$ 1.43	$ 0.26	$ 0.89
Discontinued operations	(3.80)	0.22	0.23
Total	$ (2.37)	$ 0.48	$ 1.12
Average shares of common stock outstanding:			
Basic	19,107	18,851	18,739
Diluted	19,415	19,096	18,874

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands)	*March 1, 2003*	*March 2, 2002*
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,203	$ 26,459
Trade accounts receivable, net of allowance	43,909	45,319
Inventories	124,659	104,756
Deferred income taxes	6,247	6,079
Current assets of discontinued operations	—	258,108
Other current assets	39,995	28,503
Total current assets	216,013	469,224
Property, plant and equipment, net	235,118	147,991
Goodwill, net	63,358	43,412
Other intangible assets, net	135,986	138,247
Noncurrent assets of discontinued operations	—	151,164
Other assets	115,789	174,632
Total assets	$766,264	$1,124,670
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 15,110	$ —
Current portion of long-term debt	1,313	24,508
Accounts payable	70,097	51,254
Current liabilities of discontinued operations	—	143,111
Other current liabilities	60,499	51,186
Total current liabilities	147,019	270,059
Long-term debt	328,030	514,541
Deferred income taxes	22,571	35,766
Employee benefits and other liabilities	32,675	32,234
Total liabilities	530,295	852,600
Shareholders' equity:		
Preferred capital stock	—	—
Common stock, authorized 50,000 shares; issued 21,844 shares	2,184	2,184
Capital in excess of par value	93,856	92,472
Retained earnings	211,366	257,395
Accumulated other comprehensive loss	(10,181)	(14,840)
Treasury stock, 2,664 and 2,850 shares, at cost	(58,676)	(62,771)
Unearned compensation	(2,580)	(2,370)
Total shareholders' equity	235,969	272,070
Commitments and contingencies		
Total liabilities and shareholders' equity	$766,264	$1,124,670

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	*Fiscal Year Ended* *March 1, 2003*	*March 2, 2002*	*March 3, 2001*
Cash flows from operations:			
Earnings from continuing operations	$ 27,699	$ 5,019	$ 16,847
Adjustments to reconcile earnings from continuing operations to cash provided by continuing operations:			
Depreciation and amortization	14,592	13,266	11,729
Unusual items	—	(657)	(3,749)
Deferred income tax expense (benefit)	14,490	(5,989)	1,429
Increase in prepaid pension assets	(13,455)	(13,725)	(14,538)
Provision for losses on receivables	1,058	863	922
Deferred gain on terminated interest rate swap	—	9,686	—
Payments received from escrow fund	8,986	1,014	—
Changes in working capital*	(12,748)	(13,016)	(7,943)
Other, net	3,507	7,047	1,311
Cash provided by continuing operations	44,129	3,508	6,008
Cash provided by (used for) discontinued operations	(5,973)	(11,205)	43,038
Cash provided by (used for) operations	38,156	(7,697)	49,046
Cash flows from investing activities:			
Capital expenditures	(32,995)	(23,757)	(22,802)
Acquisition of business	—	(310,274)	—
Proceeds from disposition of business	165,774	—	—
Sale of Venezuelan operation assets	—	—	7,371
Payments received on note receivable	—	17,512	948
Proceeds from property disposals	117	4,310	12,417
Discontinued operations	(1,577)	(5,481)	(11,457)
Cash provided by (used for) investing activities	131,319	(317,690)	(13,523)
Cash flows from financing activities:			
Net increase (decrease) in notes payable	14,642	(39,068)	(622)
Additions to long-term debt	—	550,192	—
Reductions in long-term debt	(210,623)	(156,894)	(20,000)
Dividends paid	—	—	(14,958)
Proceeds from issuance of common stock	1,430	1,714	96
Purchase of treasury stock	(107)	(5)	(148)
Capitalized debt issuance costs	—	(14,264)	(848)
Other, net	(254)	(3)	—
Cash provided by (used for) financing activities	(194,912)	341,672	(36,480)
Decrease in cash from discontinued operations	14	1	1
Effect of exchange rate changes on cash and cash equivalents	167	(59)	(20)
Net increase (decrease) in cash and cash equivalents	(25,256)	16,227	(976)
Cash and cash equivalents at beginning of year	26,459	10,232	11,208
Cash and cash equivalents at end of year	$ 1,203	$ 26,459	$ 10,232
***Cash flows from changes in working capital:**			
Trade accounts receivable	$ 3,157	$ (26,281)	$ 614
Inventories	(16,385)	1,190	(5,776)
Other current assets	(10,041)	(8,426)	(1,705)
Accounts payable	1,698	4,649	3,119
Other current liabilities	8,823	15,852	(4,195)
Net change	$ (12,748)	$ (13,016)	$ (7,943)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)	10 cents par value		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation	Total
	Common Stock	Treasury Stock					
Balance at Feb. 29, 2000	$2,184	$(68,437)	$91,888	$242,013	$(12,122)	$ (402)	$255,124
Comprehensive income[a]	—	—	—	21,175	(5,548)	—	15,627
Dividends declared on common stock	—	—	—	(14,984)	—	—	(14,984)
9 shares purchased for treasury	—	(148)	—	—	—	—	(148)
17 shares issued for employee benefit plans	—	346	(245)	—	—	(131)	(30)
Amortization of unearned compensation	—	—	—	—	—	393	393
Balance at March 3, 2001	2,184	(68,239)	91,643	248,204	(17,670)	(140)	255,982
Comprehensive income[a]	—	—	—	9,191	2,830	—	12,021
248 shares issued for employee benefit plans	—	5,468	829	—	—	(2,945)	3,352
Amortization of unearned compensation	—	—	—	—	—	715	715
Balance at March 2, 2002	2,184	(62,771)	92,472	257,395	(14,840)	(2,370)	272,070
Comprehensive loss[a]	**—**	**—**	**—**	**(46,029)**	**4,659**	**—**	**(41,370)**
5 shares purchased for treasury	**—**	**(107)**	**—**	**—**	**—**	**—**	**(107)**
191 shares issued for employee benefit plans	**—**	**4,202**	**1,384**	**—**	**—**	**(1,748)**	**3,838**
Amortization of unearned compensation	**—**	**—**	**—**	**—**	**—**	**1,538**	**1,538**
Balance at March 1, 2003	**$2,184**	**$(58,676)**	**$93,856**	**$211,366**	**$(10,181)**	**$(2,580)**	**$235,969**

(a) Reconciliations of net earnings (loss) to comprehensive income (loss) are as follows:

(in thousands)	2003	2002	2001
Net earnings (loss)	**$(46,029)**	$ 9,191	$21,175
Other comprehensive income (loss):			
Foreign currency translation adjustments	**7,025**	(2,868)	(5,175)
Net unrealized gain (loss) on cash flow hedges (net of tax of $1,136 and $(3,660), respectively)	**(2,095)**	6,987	—
Reclassification adjustment for cash flow hedges recognized in earnings (net of tax of $(143) and $612, respectively)	**241**	(1,014)	—
Minimum pension liability adjustment (net of tax of $220, $179 and $239, respectively)	**(512)**	(275)	(373)
Other comprehensive income (loss)	**4,659**	2,830	(5,548)
Comprehensive income (loss)	**$(41,370)**	$12,021	$15,627

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from these estimates.

In fiscal 2001, we changed our fiscal year from the last day of February to the Saturday closest to the last day of February. Fiscal 2001 was a 53-week year.

Basis of Statement Presentation

The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

We record sales upon delivery of our products, net of returns and other allowances.

Trade Promotion

We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We expense the cost of these incentives during the period in which the promotion occurs based on estimated performance, except for slotting fees, which are amortized over the expected period of benefit not to exceed 12 months.

Foreign Currency Translation and Transactions

The functional currency of our Canadian operations is the Canadian dollar. Assets and liabilities are translated at current exchange rates, and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included as a separate component of shareholders' equity.

Stock-Based Compensation

We have elected to use the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

The following table provides pro forma information on the impact on earnings from continuing operations if stock options were expensed under a fair value-based method. Additional information regarding the expense calculated under a fair value-based method is provided in Note 15 to the consolidated financial statements.

(in thousands, except per share data)	*2003*	*2002*	*2001*
Earnings from continuing operations:			
As reported	**$27,699**	$ 5,019	$16,847
Stock-based employee compensation expense determined under fair value-based method, net of tax	**(2,143)**	(1,173)	(1,370)
Pro forma	**$25,556**	$ 3,846	$15,477
Diluted earnings per share from continuing operations:			
As reported	**$ 1.43**	$ 0.26	$ 0.89
Pro forma	**1.32**	0.20	0.82

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings or loss by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

The computations for basic and diluted earnings per share from continuing operations are as follows:

(in thousands, except per share data)	*2003*	*2002*	*2001*
Earnings from continuing operations	**$27,699**	$ 5,019	$16,847
Average shares of common stock outstanding:			
Basic	**19,107**	18,851	18,739
Effect of stock options	**308**	245	135
Diluted	**19,415**	19,096	18,874
Earnings per share from continuing operations:			
Basic	**$ 1.45**	$ 0.27	$ 0.90
Diluted	**1.43**	0.26	0.89

Cash and Cash Equivalents

Included in cash and cash equivalents are cash on hand, time deposits and highly liquid short-term investments purchased with original maturities of three months or less.

Trade Accounts Receivable

Accounts receivable consist of amounts owed us in the ordinary course of business and are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the aging of receivables and review of specific accounts.

Inventories

Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value).

In Canada, grain inventories are valued on the basis of replacement market prices prevailing at fiscal year end. We generally minimize risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, and depreciation is computed using the straight-line method for determining financial statement income. Buildings and improvements are generally depreciated over 15 to 40 years. Machinery and equipment used in the production process are typically depreciated over 10 to 15 years. Computer equipment, including software and hardware, are depreciated over three to seven years. The useful lives of leasehold improvements are the shorter of the useful life of the asset or the lease term. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Identifiable intangible assets represent costs allocated to noncompete agreements, trademarks and other specifically identifiable assets arising from business acquisitions. Effective in the first quarter of fiscal 2003, we completed the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." We were, however, required to adopt certain provisions of SFAS No. 142 in fiscal 2002 with respect to intangible assets we acquired as part of our acquisition of the Pillsbury and General Mills businesses. Under SFAS No. 142, goodwill and identifiable intangible assets that have indefinite lives are not amortized but are tested annually for impairment or more frequently if impairment indicators exist. Identifiable intangible assets that do not have indefinite lives are amortized over their estimated useful lives. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over various periods not exceeding 40 years. See Note 8 to the consolidated financial statements for additional information on the adoption of SFAS No. 142.

Recoverability of Long-Lived Assets

We assess the recoverability of long-lived assets (other than goodwill and intangible assets with indefinite lives) whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. We deem an asset to be impaired if a forecast of undiscounted future operating cash flows is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

Pension Plans

Our defined benefit pension plans cover substantially all employees in the United States and Canada. In determining the liabilities, cash contributions and expenses related to the plans, various actuarial assumptions are used. These include assumptions on the discount or interest rates, compensation increase rates, expected rate of return on plan assets, mortality and withdrawal rates.

Derivative and Hedging Activities

We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," effective March 4, 2001. SFAS No. 133, as amended, requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI are reclassified as earnings in the period in which earnings are affected by the hedged item. See Note 9 to the consolidated financial statements for additional information.

New Accounting Pronouncements

We adopted SFAS No. 142 on March 3, 2002. Under SFAS No. 142, goodwill and other intangible assets that have indefinite lives are no longer amortized but rather are tested for impairment at least annually in accordance with the provisions of the standard. See Note 8 to the consolidated financial statements for further information on the adoption of SFAS No. 142.

Notes to Consolidated Financial Statements

We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on March 3, 2002. SFAS No. 144, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," provides guidance on the accounting for and reporting of the impairment of long-lived assets. Although SFAS No. 144 retains many of the fundamental recognition and measurement provisions of SFAS No. 121, it also establishes certain criteria that would have to be met in order to classify an asset as held-for-sale. With the exception of a certain key provision on classification, SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The adoption of SFAS No. 144 did not affect our consolidated financial statements.

We adopted Emerging Issues Task Force (EITF) No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" on March 3, 2002. The purpose of the EITF is to codify and reconcile the consensus reached on accounting for consideration paid from a vendor to a retailer, including slotting fees, cooperative advertising arrangements and buy-downs. The EITF also addresses accounting for coupons. The guidance generally requires that these incentives be classified as a reduction of sales. In addition, EITF No. 01-9 requires reclassification of prior-period financial statements to comply with its guidance. As a result, we reclassified $12.6 million and $10 million in promotional expenses to reduction of net sales for fiscal 2002 and 2001, respectively. The reclassification had no impact on our reported earnings.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required gains and losses from the extinguishment of debt to be classified as an extraordinary item. These gains and losses must now be included in income from continuing operations. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002, with earlier application encouraged. We adopted the provisions of SFAS No. 145 that rescind SFAS No. 4 in the three-month period ended Nov. 30, 2002. As a result, we reclassified a $0.7 million extraordinary loss on the early extinguishment of debt recognized in last year's third quarter to other expense in continuing operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. Under previous accounting literature, certain costs for exit activities were recognized at the date a company committed to an exit plan. The provisions of the standard are effective for exit or disposal activities initiated after Dec. 31, 2002. The standard is generally expected to delay recognition of certain exit related costs.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 provides guidance on the recognition and disclosure of certain types of guarantees. In connection with the sale of our foodservice distribution business to Wellspring Distribution Corp., we continue to guarantee certain real estate, information system and tractor/trailer fleet lease obligations of our former business. In accordance with the provisions of FIN 45, we have disclosed the nature of the guarantee, maximum potential amount of future payments and recourse provisions. See Note 14 to the consolidated financial statements for further information.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected, as permitted by the standard, to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." We believe there continues to be unresolved questions associated with the valuation of stock options under the fair value method as well as uncertainty over the impact of efforts to reconcile differences between international and U.S. accounting standards. Upon clarification of these matters, we will decide whether to adopt the fair value method of accounting for stock-based compensation.

Note 2

BUSINESS ACQUIRED

On Nov. 13, 2001, we acquired the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting products business, and certain regional flour and side-dish brands of General Mills (the acquisition). The cash purchase price for the acquisition paid at closing was $304.5 million. The transaction was accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations."

As part of the $304.5 million purchase price, General Mills agreed to install processing and packaging equipment at a plant in Toledo, Ohio, in order for the plant to be able to produce certain Pillsbury products. We agreed to purchase the Toledo plant, as part of the acquisition, for an additional $11.5 million. We completed the purchase on Jan. 27, 2003, and pursuant to our agreement with General Mills, we will pay the $11.5 million during fiscal 2004.

We completed the final allocation of the purchase price in fiscal 2003. Included in the initial purchase price allocation was an estimate of the value of the equipment General Mills was required to install in the Toledo plant. The estimated value of the equipment was classified in other non-current assets in our consolidated balance sheet. Upon purchase of the plant and completion of independent appraisals, adjustments were made to reflect the equipment received at fair value. As the fair value of the equipment received was less than we had originally estimated, we were required to increase the goodwill recognized from the acquisition. See Note 8 to the consolidated financial statements for additional information.

Assuming the acquisition had occurred on March 1, 2000, the unaudited pro forma results of operations were as follows:

(in millions, except per share data)	*2002*	*2001*
Net sales	$943.3	$956.1
Earnings from continuing operations	37.4	60.0
Basic earnings per share	$ 1.98	$ 3.20
Diluted earnings per share	1.96	3.18

The unaudited pro forma results of operations are based on our historical financial statements and those of the acquired businesses. We believe that costs under our ownership, including marketing and product development, will exceed those included in the historical financial statements of the acquired businesses. Accordingly, the pro forma results do not purport to represent what our results of operations would have been had the acquisition occurred on March 1, 2000.

Note 3

DISCONTINUED OPERATIONS

On July 29, 2002, we entered into an agreement to sell our foodservice distribution business to Wellspring Distribution Corp. In accordance with SFAS No. 144, we have reported the results of operations of the distribution business as discontinued operations. On Sept. 9, 2002, we completed the sale of our foodservice distribution business for $166 million in cash. We recorded a net after-tax loss on the disposition of $25.9 million. We used the proceeds from the sale along with available cash balances to repay debt obligations.

We continue to guarantee certain real estate, information system and tractor/trailer lease obligations of the foodservice distribution business. See Note 14 to the consolidated financial statements for further information.

The following were the operating results of the discontinued operations:

(in thousands)	*2003*	*2002*	*2001*
Net sales	**$1,149,128**	$2,238,632	$2,042,469
Earnings (loss) before tax	**(8,828)**	7,079	7,057
Earnings (loss) after tax	**(6,464)**	4,172	4,328

We allocated interest expense to discontinued operations based on net assets that were specifically identifiable to the operation. The operating results of the business in fiscal 2003 included a $5.2 million pre-tax loss from the curtailment and settlement of pension obligations, resulting from the sale of the business. In addition, we recorded a $3.7 million pre-tax charge in fiscal 2003 primarily for severance costs.

We also recorded an after-tax loss of $41.3 million for the cumulative effect of change in accounting principle due to goodwill impairment. The charge was recognized in the first quarter of fiscal 2003. See Note 8 to the consolidated financial statements for further information.

The current and noncurrent assets and liabilities of the foodservice distribution business as of March 2, 2002, were as follows:

(in thousands)	*March 2, 2002*
Cash and cash equivalents	$ 15
Trade accounts receivables, net	104,595
Inventories	134,445
Other current assets	19,053
Current assets of discontinued operations	$258,108
Property, plant and equipment, net	$ 82,292
Goodwill, net	65,123
Other assets	3,749
Noncurrent assets of discontinued operations	$151,164
Accounts payable	$131,019
Other current liabilities	12,092
Current liabilities of discontinued operations	$143,111

Notes to Consolidated Financial Statements

Note 4

INTEREST, NET

Interest, net, consisted of the following:

(in thousands)	*2003*	*2002*	*2001*
Interest expense	$30,713	$22,980	$ 18,269
Capitalized interest	(625)	(385)	(542)
Non-operating interest income	(350)	(1,210)	(2,926)
	29,738	21,385	14,801
Interest expense allocated to discontinued operations	(5,174)	(9,750)	(10,601)
Interest, net	$24,564	$11,635	$ 4,200

Cash payments for interest, net of amounts capitalized, totaled $24.6 million in fiscal 2003, $22.5 million in fiscal 2002 and $19.3 million in fiscal 2001.

Note 5

UNUSUAL ITEMS

Fiscal 2002

We recognized a pre-tax unusual gain of $0.3 million as follows:

(in millions)	*Gain on Sale of Building*	*Employee Termination and Other Exit Costs*	*Total*
Condiments facility consolidation	$1.8	$(0.3)	$ 1.5
Sales reorganization and work-force reduction	—	(0.9)	(0.9)
Severance for divested business	—	(0.3)	(0.3)
Total unusual gain	$1.8	$(1.5)	$ 0.3

In October 2001, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $1.6 million in fiscal 2002.

As a result of the acquisition, we reorganized our Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million charge for severance costs associated with the departure of 23 employees, including the president of the division.

Also in fiscal 2002, we recognized an unusual charge of $0.3 million for termination benefits for 57 former hourly employees of our divested U.S. flour milling business. As part of the sale agreement, we were obligated to provide, under certain conditions, severance payments for eligible former employees who are involuntarily terminated by the buyer.

Fiscal 2001

We recognized a pre-tax unusual gain of $3.8 million as follows:

(in millions)	*Gain on Sale of Building*	*Employee Termination and Other Exit Costs*	*Total*
Condiments facility consolidation	$ —	$(1.8)	$(1.8)
Sale of headquarters building	5.8	(0.2)	5.6
Total unusual gain	$5.8	$(2.0)	$ 3.8

Our condiments consolidation project included expanding our Canadian condiments operation in Dunnville, Ontario, and closing a facility in Scarborough, Ontario. In fiscal 2001, we recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full-time and seasonal employees. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $0.7 million in fiscal 2001. See further discussion under the Fiscal 2002 section of this Note.

We recognized a pre-tax unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also incurred severance costs of $0.2 million for corporate staff reductions that were associated with the sale.

Note 6

INCOME TAXES

Income tax expense for continuing operations was as follows:

	U.S. Operations			
(in thousands)	*Federal*	*Other*	*Non-U.S. Operations*	*Total*
2003:				
Current expense	$ 234	$ 63	$1,491	$ 1,788
Deferred expense	9,226	623	4,641	14,490
Total tax expense	$ 9,460	$ 686	$6,132	$16,278
2002:				
Current expense (benefit)	$ (67)	$ 519	$8,031	$ 8,483
Deferred benefit	(5,196)	(265)	(528)	(5,989)
Total tax expense (benefit)	$(5,263)	$ 254	$7,503	$ 2,494
2001:				
Current expense (benefit)	$ 4,904	$ (1)	$8,863	$13,766
Deferred expense	112	505	812	1,429
Total tax expense	$ 5,016	$ 504	$9,675	$15,195

Temporary differences that gave rise to deferred tax assets and liabilities as of March 1, 2003, and March 2, 2002, were as follows:

	2003		2002	
(in thousands)	*Deferred Tax Assets*	*Deferred Tax Liabilities*	*Deferred Tax Assets*	*Deferred Tax Liabilities*
Depreciation and amortization	$ 1,099	$37,153	$ 1,945	$40,574
Prepaid pension assets	—	32,128	—	28,425
Accrued expenses	20,750	1,429	19,718	561
Inventory valuation methods	1,485	—	1,557	—
Provision for losses on receivables	461	—	845	—
Deferred income	902	—	—	—
Loss carryforwards	47,997	—	11,738	—
Alternative minimum tax credit carryforward	2,615	—	2,615	—
Foreign tax credit carryforward	953	—	953	—
Other	3,025	240	3,665	1,569
Subtotal	79,287	70,950	43,036	71,129
Valuation allowance	(11,460)	—	(1,594)	—
Total deferred taxes	$ 67,827	$70,950	$41,442	$71,129

At March 1, 2003, we had a U.S. federal consolidated net operating loss carryforward of approximately $100 million that will expire in fiscal 2022 and 2023. Our foreign operations had a net operating loss carryforward of approximately $2.7 million that will expire in fiscal 2009 and 2010. We expect to fully utilize these operating loss carryforwards.

At March 1, 2003, we had a U.S. federal consolidated capital loss carryforward of approximately $15 million that will expire in fiscal 2008. Our foreign operations had a capital loss carryforward of approximately $1.5 million that has no expiration date. We have a valuation allowance of approximately $5.3 million and $0.6 million, respectively, for the U.S. and foreign capital loss carryforwards due to the uncertainty over our ability to utilize the capital losses. This represents an increase of approximately $5.3 million over fiscal 2002, and was recognized in discontinued operations.

We have approximately $1 million in U.S. foreign tax credit carryforwards that will expire by fiscal 2006. We have a valuation allowance for the entire $1 million carryforward due to uncertainty over our ability to utilize these credits.

We have U.S. state net operating loss carryforwards that will expire from fiscal 2004 to fiscal 2023. We have established a valuation allowance of approximately $4.6 million for certain of these U.S. state net operating loss carryforwards, due to the uncertainty over our ability to utilize these operating loss carryforwards.

Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

(in thousands)	*2003*	*2002*	*2001*
Tax at U.S. federal statutory rate	$15,392	$2,629	$11,215
Differences:			
Effect of taxes on non-U.S. earnings	206	(59)	3,217
State and local income taxes	445	504	328
Effect of intangibles	—	59	57
Other	235	(639)	378
Total income taxes	$16,278	$2,494	$15,195

No provision has been made for U.S. income taxes applicable to remittance of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $16.9 million in fiscal 2003, $21.6 million in fiscal 2002 and $26.9 million in fiscal 2001.

Cash paid for income taxes totaled $3.7 million in fiscal 2003, $7.5 million in fiscal 2002 and $10.8 million in fiscal 2001.

Note 7

SUPPLEMENTAL BALANCE SHEET INFORMATION

(in thousands)	*2003*	*2002*
Trade accounts receivable, net:		
Trade	$ 44,276	$ 45,619
Allowance for doubtful accounts	(367)	(300)
Total trade accounts receivable, net	$ 43,909	$ 45,319
Inventories:		
Raw materials, excluding grain	$ 12,675	$ 13,781
Grain	6,282	4,360
Finished and in-process goods	99,269	82,629
Packages and supplies	6,433	3,986
Total inventories	$ 124,659	$ 104,756
Property, plant and equipment, net:		
Land	$ 3,313	$ 2,152
Buildings and improvements	69,309	49,078
Machinery and equipment	235,570	183,674
Improvements in progress	44,889	14,857
	353,081	249,761
Accumulated depreciation	(117,963)	(101,770)
Total property, plant and equipment, net	$ 235,118	$ 147,991
Other assets:		
Prepaid pension	$ 81,193	$ 71,150
Advance for equipment	—	66,189
Other	34,596	37,293
Total other assets	$ 115,789	$ 174,632
Other current liabilities:		
Trade and consumer promotion accruals	$ 37,369	$ 17,713
Wages and benefits	6,379	6,433
Income taxes	7,340	8,220
Other	9,411	18,820
Total other current liabilities	$ 60,499	$ 51,186
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	$ (11,222)	$ (18,247)
Derivative hedge accounting adjustment	4,119	5,973
Minimum pension liability adjustment	(3,078)	(2,566)
Total accumulated other comprehensive loss	$ (10,181)	$ (14,840)

Note 8

GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on March 3, 2002. Under SFAS No. 142, goodwill and other intangible assets that have indefinite lives are no longer amortized, but rather are tested for impairment at least annually in accordance with the provisions of the standard.

The test for goodwill impairment is a two-step process. The first step is a comparison of the fair value of the reporting unit (as defined) with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

In the first quarter of fiscal 2003, we completed the initial testing of our existing goodwill and other intangible assets that have indefinite lives. Based on valuations provided by an independent third-party (primarily using discounted cash flows), we determined that all the goodwill associated with our foodservice distribution business was impaired. As a result, we recorded a $65.1 million ($41.3 million after tax) goodwill impairment charge in the first quarter of fiscal 2003. We classified the impairment charge as a cumulative effect of change in accounting principle in the consolidated statement of operations. On July 29, 2002, we entered into an agreement to sell the business. In accordance with SFAS No. 144, we have reported the results of operations of our foodservice distribution business in discontinued operations, including the impairment charge. No other impairment charges resulted from the required impairment evaluations on the rest of the reporting units, which were determined using discounted cash flow analyses. The assumptions used in these analyses were consistent with our internal plans.

The table below provides information on the carrying amount of goodwill by segment for the fiscal year ended March 1, 2003.

(in thousands)	*U.S. Consumer Products*	*Foodservice Products*	*Canadian Foods*	*Total*
Balance as of March 3, 2002	$24,715	$12,643	$6,054	$43,412
Addition	19,176	329	—	19,505
Foreign currency translation	—	—	441	441
Balance as of March 1, 2003	$43,891	$12,972	$6,495	$63,358

The allocation of the purchase price for our Pillsbury and General Mills brand acquisition was completed in fiscal 2003. The addition to goodwill reflects adjustments to the preliminary purchase price allocation, which primarily resulted from the completion of independent appraisals on equipment we acquired. See Note 2 to the consolidated financial statements for additional information on the purchase price allocation.

Other intangible assets as of March 1, 2003, and March 2, 2002, were as follows:

	March 1, 2003			*March 2, 2002*		
(in thousands)	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*	*Gross Carrying Amount*	*Accumulated Amortization*	*Net*
Amortized intangible assets						
Trademarks	$ 9,090	$2,033	$ 7,057	$ 9,090	$1,394	$ 7,696
Noncompete agreements	1,200	1,181	19	1,162	1,162	—
Customer lists	5,800	4,278	1,522	5,800	3,997	1,803
Other	853	775	78	772	710	62
Total	$ 16,943	$8,267	$ 8,676	$ 16,824	$7,263	$ 9,561
Unamortized intangible assets						
Trademarks	$127,302	$ —	$127,302	$128,600	$ —	$128,600
Other	8	—	8	86	—	86
Total	$127,310	$ —	$127,310	$128,686	$ —	$128,686

Amortization expense related to amortizable intangible assets for fiscal 2003 and 2002 was $1 million and $0.6 million, respectively. The estimated amortization expense for fiscal 2004 to fiscal 2008 is as follows:

(in thousands)	*Amounts*
2004	$973
2005	941
2006	938
2007	934
2008	921

The following provides a reconciliation of reported earnings to pro forma amounts adjusted for the elimination of amortization of goodwill:

(in thousands)	*2002*	*2001*
Reported earnings from continuing operations	$ 5,019	$16,847
Amortization of goodwill	313	278
Adjusted earnings from continuing operations	5,332	17,125
Reported earnings from discontinued operations	4,172	4,328
Amortization of goodwill	1,472	1,458
Adjusted earnings from discontinued operations	5,644	5,786
Adjusted net earnings	$10,976	$22,911

Basic earnings per share	*2002*	*2001*
Reported basic earnings per share from continuing operations	$ 0.27	$ 0.90
Amortization of goodwill	0.02	0.01
Adjusted basic earnings per share from continuing operations	0.29	0.91
Reported basic earnings per share from discontinued operations	0.22	0.23
Amortization of goodwill	0.07	0.08
Adjusted basic earnings per share from discontinued operations	0.29	0.31
Adjusted basic earnings per share	$ 0.58	$ 1.22

Diluted earnings per share	*2002*	*2001*
Reported diluted earnings per share from continuing operations	$ 0.26	$ 0.89
Amortization of goodwill	0.02	0.01
Adjusted diluted earnings per share from continuing operations	0.28	0.90
Reported diluted earnings per share from discontinued operations	0.22	0.23
Amortization of goodwill	0.07	0.08
Adjusted diluted earnings per share from discontinued operations	0.29	0.31
Adjusted diluted earnings per share	$ 0.57	$ 1.21

Note 9

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We adopted SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities" as amended, effective March 4, 2001. SFAS No. 133 requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI are reclassified as earnings in the period in which earnings are affected by the hedged item.

The impact of this change in fiscal 2002 resulted in a pre-tax charge of approximately $1 million to OCI and an increase to liabilities of approximately $1 million. The balance in OCI has been reclassified to earnings over the life of the derivative instruments, which primarily have maturity terms of one year or less.

We are exposed to market risks resulting from changes in foreign currency exchange rates, interest rates and commodity prices. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as currency forward contracts, interest rate swaps and commodity futures contracts. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. For derivative instruments that are accounted for as hedges pursuant to SFAS No. 133, we formally document the hedge at inception. The formal documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument's effectiveness and ineffectiveness will be assessed.

Foreign Currency Forward Contracts

Our Canadian operations use foreign currency forward contracts to minimize the exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales. The foreign exchange forward contracts are purchased through major Canadian banking institutions and mature in less than 12 months. These contracts are accounted for as foreign currency cash flow hedges of forecasted transactions. To qualify for hedge accounting treatment, these transactions are specifically identified in terms of the customers and the period in which and the likelihood that the sales and subsequent collections are expected to occur. The time value component of the foreign currency forward contracts is deemed ineffective and is recorded in earnings. The unrealized gain (loss) due to the movements in the spot exchange rates, which represent the effective portion of the hedge, is initially recorded as a component of accumulated OCI until the underlying hedged transaction occurs. On an ongoing basis, we also enter into foreign currency forward contracts that are not designated as hedges. Changes in the fair value are recognized in earnings.

Interest Rate Swaps

We are exposed to interest rate risks from our variable rate borrowings. We hedge against the risk of changes in future cash flows attributable to interest payments on our variable rate borrowings by entering into interest rate swap agreements. Under SFAS No. 133, the swap agreements qualify for cash flow hedge accounting. The underlying debt obligation and the swap agreements are based on the same notional amounts and benchmark rates, and have the same reset dates. There was no ineffectiveness related to these hedges.

Commodity Futures Contracts

We use commodity futures contracts, primarily wheat futures contracts, to reduce the risks associated with price fluctuations on the wheat inventories and other major baking ingredients, such as flour, soybean oil and sugar. The futures contracts are not designated as hedges under SFAS No. 133. The futures contracts are marked-to-market each month, and the gains and losses are recognized in earnings. The open futures contracts mature in the period from May 2003 to December 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

Note 10

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information on the carrying amount, notional amount and fair value of financial instruments, including derivative financial instruments. The carrying value of financial instruments classified as current assets and current liabilities, such as cash and cash equivalents, receivables, accounts payable and short-term debt, approximate fair value due to the short-term maturity of the instruments. The fair value of long-term debt, futures contracts, currency forward contracts and interest rate swaps was based on quoted market prices.

	2003		*2002*	
(in thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Liabilities:				
Term A loan due Sept. 30, 2006	$ —	$ —	$140,049	$140,075
Term B loan due Feb. 28, 2008	129,343	129,352	199,000	198,986
$200 million unsecured notes due Nov. 13, 2009	200,000	224,667	200,000	205,390

	2003		*2002*	
(in thousands)	*Notional Amount*	*Fair Value*	*Notional Amount*	*Fair Value*
Derivative financial instruments:				
Futures contracts-buy	$ 15,595	$ (757)	$ 16,874	$(708)
Futures contracts-sell	2,100	36	—	—
Currency forward contracts-buy	22,191	(291)	15,754	48
Currency forward contracts-sell	1,490	35	16,377	22
Interest rate swaps	100,000	(1,567)	100,000	(246)

Concentrations of Credit Risk

We believe that the credit risk of exchange-traded futures contracts, foreign exchange forward contracts and interest rate contracts due to nonperformance of the counterparties is insignificant.

We extend credit on a regular basis under various terms to customers that meet certain financial and other criteria. In general, we do not require collateral or security. We believe that our trade receivables do not represent significant concentrations of credit risk due to the large number of customers and markets into which our products are sold, as well as their dispersion across geographic areas.

Note 11

NOTES PAYABLE AND LONG-TERM DEBT

In fiscal 2002, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and issued $200 million of senior unsecured notes. We applied the proceeds from borrowings under the new credit facility and notes to pay for the acquisition, refinance our existing debt, and pay fees and expenses related to the refinancing of our indebtedness.

The $450 million senior credit facility was composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. As of March 1, 2003, there were $15.1 million of borrowings outstanding under the revolving credit facility and an additional $8.4 million of the facility was unavailable due to outstanding letters of credit. During fiscal 2003, we used the proceeds from the sale of our foodservice distribution business and available cash balances to repay $210 million of the term loans. We recorded a $4.7 million charge associated with the early repayment of term loans, which we classified as other income (expense), net in the consolidated statement of operations.

The interest rates on borrowings under the senior credit facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of these covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets. We were in compliance with all covenant provisions at March 1, 2003.

In November 2001, we entered into interest rate swap agreements in order to fix a portion of our variable rate borrowings. The interest rate swap agreements were for terms of 1.5 years, 2 years and 3 years for notional amounts of $50 million, $25 million and $25 million, respectively. The fixed pay rates on the swaps are 2.81%, 3.33% and 3.93%, respectively, and we receive the three-month LIBOR rate. Including the impact of the swaps, the effective interest rate on borrowings under the senior secured facility was 5.85% as of March 1, 2003.

The $200 million senior unsecured notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

In November 2001, we wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

Long-term debt consisted of the following:

(in thousands)	*2003*	*2002*
Term A loan due Sept. 30, 2006	$ —	$140,049
Term B loan due Feb. 28, 2008	129,343	199,000
$200 million unsecured notes due Nov. 13, 2009	200,000	200,000
	329,343	539,049
Current portion of long-term debt	1,313	24,508
Total long-term debt	$328,030	$514,541

Minimum principal payments are as follows:

(in thousands)	*Amounts*
2005	$ 1,313
2006	1,313
2007	42,239
2008	83,165
2009 and beyond	200,000
Total long-term debt	$328,030

Note 12

SHAREHOLDERS' EQUITY

We have authorized 10 million shares of Preferred Capital Stock, par value $1.00 per share, that may be designated and issued as convertible into common shares. We have created a series of such Preferred Capital Stock, designated as Series A Junior Participating Preferred Capital Stock, consisting of 500,000 shares, par value $1.00 per share. We also have authorized 200,000 shares of First Preferred Capital Stock, par value $100.00 per share. No preferred capital stock was outstanding during the three years ended March 1, 2003.

We have a share rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 15% or more of our outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series A Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $70, subject to adjustment. If a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of our common stock having a market value of twice the then-current exercise price of the right. In addition, if we are acquired in a merger or other business combination transaction or if 50% or more of our consolidated assets or earnings power is acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock and prior to an acquisition by any person or group of 50% or more of our outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for our common stock or equivalent securities. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock, the rights are redeemable for $.001 (subject to adjustment) per right at the option of the Board of Directors. In addition, prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock, the Board of Directors may amend the terms of the rights to lower the 15% threshold for exercisability of the rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding common stock then beneficially owned by any person or group (with certain exceptions) or (ii) 10%.

Note 13

LEASES

We lease certain plant, office space and equipment for varying periods. We expect that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of March 1, 2003:

(in thousands)	*Operating Leases*
2004	$ 2,908
2005	2,748
2006	2,011
2007	831
2008	601
2009 and beyond	3,710
Total minimum lease payments	$12,809

Total net rent expense for operating leases of continuing operations, including those with terms of less than one year, consisted of the following:

(in thousands)	*2003*	*2002*	*2001*
Minimum rentals	**$4,995**	$4,610	$3,906
Sublease rentals	**—**	—	(249)
Total net rent expense	**$4,995**	$4,610	$3,657

Note 14

COMMITMENTS AND CONTINGENCIES

In fiscal 1998, we were notified that approximately $6 million of our inventory was taken from a ship in the port of St. Petersburg, Russia. The ship had been chartered by a major customer of our former food-exporting business. Following submission of a claim for indemnity, the insurance carrier denied our claim for coverage, and we commenced a lawsuit seeking to obtain coverage under the insurance carrier's policy. In October 2001, the U.S. District Court of the Southern District of New York granted us summary judgment on our claim, which is carried on our books as a $6 million receivable, and awarded us interest to the date of judgment. The interest has not been recognized on our books. On Oct. 17, 2002, following an appeal by the insurance carrier, the U.S. Court of Appeals for the Second Circuit partially affirmed the summary judgment with respect to the amount of loss and held that such loss is within the scope of the policy. The Court of Appeals, however, remanded the case back to the District Court for further proceedings to determine whether certain provisions of the policy had the effect of excluding coverage. We continue to believe that the loss is covered by the insurance policy, and we will continue to aggressively pursue our claim against the insurer. If we are ultimately unable to collect on the policy, we would record a loss of $6 million to write off the receivable for the estimated recovery of the claim.

On Sept. 9, 2002, we completed the sale of our foodservice distribution business to Wellspring Distribution Corp. We continue to guarantee certain real estate, information system and tractor/trailer fleet lease obligations of our former business. However, at the time of the sale of the business, we renegotiated our guarantee of the business's fleet lease obligations. The guarantee now requires the lessor to pursue collection and other remedies against our former subsidiaries before demanding payment from us. In addition, our guarantee obligation is limited to 75% of the amount outstanding after the lessor has exhausted its remedies against our former subsidiaries. This reduces our risk under the fleet lease guarantee. In addition, while the initial guarantee was not limited by time, the fleet lease guarantee will now expire in September 2006.

The outstanding guarantees for the lease obligations of our former subsidiaries as of March 1, 2003, were as follows:

(in millions)	*Amounts*
Tractor/trailer	$26.5
Real estate	16.4
Information systems	0.2
Total	$43.1

If Wellspring Distribution Corp. was unable to meet its obligations that we have guaranteed, any loss would be reduced by the amount generated from the liquidation of the tractor/trailer fleet and income from the sub-lease of real estate space.

The possibility that we would have to honor our contingent liabilities under the guaranties is largely dependent upon the future operations of our former subsidiaries and the value of the underlying leased properties. Should a reserve be required in the future, it would be recorded at the time the obligation was determined to be probable.

At March 1, 2003, the estimated cost to complete improvements in progress totaled approximately $12 million.

Note 15

STOCK PLANS

Our 1989 and 1997 stock-based plans permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation and Human Resources Committee of the Board of Directors. At March 1, 2003, a total of 432,319 common shares was available for grants.

In fiscal 2003, grants of 11,424 shares of restricted stock and 59,800 restricted stock units were awarded with varying performance criteria and vesting periods. At March 1, 2003, the total number of restricted shares outstanding was 107,584. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.

Stock options are granted to purchase shares of our common stock at not less than fair market value at dates of grant. Options generally become exercisable over a period of one to five years after the date of grant. In addition, options generally expire 10 years after the date of grant.

The per-share weighted-average fair values of stock options granted were $12.47 in fiscal 2003, $10.23 in fiscal 2002 and $3.46 in fiscal 2001. The fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in the calculation:

Assumptions	*2003*	*2002*	*2001*
Expected dividend yield	**0.0%**	0.0%	4.4%
Expected volatility	**33.5%**	32.1%	31.6%
Risk-free interest rates	**4.8%**	5.0%	6.4%
Expected life (in years)	**7.2**	7.7	7.3

We apply the intrinsic value method prescribed by APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of common stock exceeds the exercise price of the stock option on the date of grant. See Note 1 to the consolidated financial statements for the pro forma impact on earnings from continuing operations if stock options had been expensed under the fair value method.

The following table contains information on stock options:

	Shares	*Weighted Average Exercise Price per Share*
Outstanding at Feb. 29, 2000	1,374,022	$23.05
Granted	541,742	12.03
Exercised	(6,000)	16.00
Expired or canceled	(252,940)	22.37
Outstanding at March 3, 2001	1,656,824	$19.57
Granted	460,089	21.74
Exercised	(121,750)	14.08
Expired or canceled	(69,300)	24.41
Outstanding at March 2, 2002	1,925,863	$20.21
Granted	**229,809**	**27.04**
Exercised	**(133,925)**	**19.64**
Expired or canceled	**(134,220)**	**23.96**
Outstanding at March 1, 2003	**1,887,527**	**$21.06**
Options exercisable at:		
March 3, 2001	924,152	$22.22
March 2, 2002	1,279,213	$19.04
March 1, 2003	**1,263,939**	**$19.15**

For options outstanding at March 1, 2003, the range of exercise price per share was $11.84 to $29.28, and the average remaining contractual life was 6.4 years.

Note 16

RETIREMENT PLANS

Defined Benefit Pension Plans and Other Post-Retirement Benefits

In the United States and Canada, defined benefit pension plans cover substantially all employees. Benefits are based primarily on years of credited service and average compensation or stated amounts for each year of service. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' obligations. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.

We also provide post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. Life insurance benefits are funded on a pay-as-you-go basis through an insurance company. Health-care benefits are provided under a self-insured program administered by an insurance company.

Summaries related to the changes in benefit obligations and plan assets, and to the funded status of the plans are as follows:

(in thousands)	Pension Benefits 2003	Pension Benefits 2002	Post-Retirement Benefits 2003	Post-Retirement Benefits 2002
Change in benefit obligation				
Benefit obligation at beginning of year	$207,535	$196,531	$ 15,183	$ 14,380
Service cost	3,446	3,929	234	156
Interest cost	13,506	13,907	1,066	1,044
Plan participants' contributions	669	623	863	934
Amendments	1,487	806	—	—
Plan expenses	(511)	(565)	—	—
Actuarial loss	9,866	9,908	1,625	1,179
Benefits payments	(16,741)	(15,502)	(2,690)	(2,329)
Curtailments	(2,021)	—	—	—
Settlements	(10,477)	—	—	—
Foreign exchange adjustment	4,771	(2,102)	463	(181)
Benefit obligation at end of year	$211,530	$207,535	$ 16,744	$ 15,183
Change in plan assets				
Fair value of plan assets at beginning of year	$261,089	$279,551	$ —	$ —
Actual return on plan assets	(32,863)	(1,833)	—	—
Employer contribution	4,199	1,413	1,827	1,395
Plan participants' contributions	669	623	863	934
Benefits payments	(16,741)	(15,502)	(2,690)	(2,329)
Plan expenses	(511)	(565)	—	—
Settlements	(13,790)	—	—	—
Foreign exchange adjustment	5,291	(2,598)	—	—
Fair value of plan assets at end of year	$207,343	$261,089	$ —	$ —
Funded status				
Funded status at end of year	$ (4,187)	$ 53,554	$(16,744)	$(15,183)
Unrecognized transition asset	(695)	(1,257)	—	—
Unrecognized prior service cost	5,830	4,873	(447)	(437)
Unrecognized net loss	67,345	1,381	4,877	3,234
Net amount recognized	$ 68,293	$ 58,551	$(12,314)	$(12,386)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid pension assets	$ 81,193	$ 71,150	$ —	$ —
Accrued benefit liability	(17,850)	(16,814)	(12,314)	(12,386)
Intangible asset	8	5	—	—
Accumulated other comprehensive loss	4,942	4,210	—	—
Net amount recognized	$ 68,293	$ 58,551	$(12,314)	$(12,386)

Weighted-average assumptions	Pension Benefits 2003	Pension Benefits 2002	Post-Retirement Benefits 2003	Post-Retirement Benefits 2002
Discount rate	6.4%	6.8%	6.4%	6.8%
Expected return on plan assets	9.0%	10.3%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	N/A	N/A

In fiscal 1998, we eliminated subsidized retiree medical coverage for most active employees in the United States. In addition, we limited the increase in future company contributions to 4% for those retirees in the United States that continue to get subsidized coverage. As a result, our assumed health-care cost trend rate is 4%. For our Canadian plans, the increases in company contributions are limited to the increase in the consumer price index. Our health-care cost trend rate in Canada is 2%.

Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a 1-percentage-point change in the assumed health-care cost trends are as follows:

(in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Total of service and interest cost	$ 152	$ (176)
Accumulated post-retirement benefit obligation	1,873	(2,070)

(in thousands)	Pension Benefits 2003	2002	2001	Post-Retirement Benefits 2003	2002	2001
Components of net periodic (income) cost						
Service cost	$ 3,446	$ 3,929	$ 3,298	$ 234	$ 156	$ 171
Interest cost	13,506	13,907	13,597	1,066	1,044	1,081
Expected return on plan assets	(26,207)	(27,200)	(25,697)	—	—	—
Amortization of transition asset	(614)	(1,493)	(1,521)	—	—	—
Amortization of prior service cost	664	996	949	(31)	(31)	(34)
Recognized actuarial (gain) loss	180	(2,259)	(3,567)	192	57	157
Net periodic (income) cost	(9,025)	(12,120)	(12,941)	1,461	1,226	1,375
Curtailment loss	346	—	401	—	—	—
Settlement loss	4,870	—	—	—	—	—
Net periodic (income) cost after curtailments and settlements	**$ (3,809)**	$(12,120)	$(12,540)	**$1,461**	$1,226	$1,375

The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:

(in thousands)	Pension Benefits 2003	2002
Projected benefit obligation	$18,036	$17,082
Accumulated benefit obligation	17,720	17,024

The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:

(in thousands)	2003	2002
Minimum liability recognized in comprehensive loss	$(4,942)	$(4,210)
Tax benefit	1,864	1,644
Minimum liability recognized in comprehensive loss, net of tax	**$(3,078)**	$(2,566)

Defined Contribution Plans

Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. We make contributions equal to 50% of our participating employees' contributions subject to certain limitations. Employer contributions, which are invested in shares of our common stock, were $1.8 million in fiscal 2003, $2.3 million in fiscal 2002 and $2.4 million in fiscal 2001.

Note 17

MULTIFOODS' BUSINESS SEGMENTS

We manage the company through three operating segments: U.S. Consumer Products, Foodservice Products and Canadian Foods. Our organizational structure is the basis for reporting business results to management and the segment data presented in this Note. We formed the U.S. Consumer Products business segment in fiscal 2002 as a result of our acquisition of certain retail brands from Pillsbury and General Mills.

U.S. Consumer Products manufactures, markets and sells leading branded consumer foods in the United States. Brands include Pillsbury and Martha White desserts and baking mixes; Hungry Jack potatoes, pancake mixes and syrup; Farmhouse rice and pasta side dishes; Pet evaporated milk; and Softasilk, Robin Hood, La Piña and Red Band flour.

Foodservice Products manufactures, markets and sells baking mixes and frozen batters, doughs and desserts to foodservice operators and retail, wholesale and in-store bakeries, primarily in the United States.

Canadian Foods is a leading manufacturer and marketer of food products in Canada. The company's consumer brands include Robin Hood flour and baking mixes; Bick's condiments; and Red River and Old Mill cereals. We also are a leading provider of flour, baking mixes and condiments to foodservice operators and other commercial customers.

We do not allocate interest expense, income taxes or certain corporate expenses to our business segments. The following tables set forth information by business segment:

(in millions)	Net Sales	Operating Costs	Unusual Items	Operating Earnings
2003:				
U.S. Consumer Products	**$413.0**	**$(356.6)**	**$ —**	**$ 56.4**
Foodservice Products	**228.6**	**(222.4)**	**—**	**6.2**
Canadian Foods	**297.7**	**(275.6)**	**—**	**22.1**
Corporate	**—**	**(11.5)**	**—**	**(11.5)**
Total	**$939.3**	**$(866.1)**	**$ —**	**$ 73.2**
2002:				
U.S. Consumer Products	$109.7	$ (97.4)	$ —	$ 12.3
Foodservice Products	215.8	(210.8)	(0.9)	4.1
Canadian Foods	272.4	(249.5)	1.5	24.4
Corporate	—	(10.9)	(0.3)	(11.2)
Total	$597.9	$(568.6)	$ 0.3	$ 29.6
2001:				
U.S. Consumer Products	$ —	$ —	$ —	$ —
Foodservice Products	196.4	(185.7)	—	10.7
Canadian Foods	276.0	(246.2)	(1.8)	28.0
Corporate	—	(6.7)	5.6	(1.1)
Total	$472.4	$(438.6)	$ 3.8	$ 37.6

	2003			2002			2001		
(in millions)	*Capital Expenditures*	*Depreciation and Amortization*	*Assets*	*Capital Expenditures*	*Depreciation and Amortization*	*Assets*	*Capital Expenditures*	*Depreciation and Amortization*	*Assets*
U.S. Consumer Products	$ 7.4	$ 2.1	$322.5	$ 1.3	$ 0.8	$ 284.3	$ —	$ —	$ —
Foodservice Products	7.7	5.8	124.7	7.6	5.2	126.0	12.3	4.9	95.4
Canadian Foods	17.7	6.4	214.1	14.7	7.1	172.1	10.2	6.6	147.7
Corporate	0.2	0.3	105.0	0.2	0.2	133.1	0.3	0.2	97.3
Total continuing operations	33.0	14.6	766.3	23.8	13.3	715.5	22.8	11.7	340.4
Discontinued Operations	1.6	5.0	—	5.5	14.3	409.2	12.4	13.7	424.2
Total	**$34.6**	**$19.6**	**$766.3**	$29.3	$27.6	$1,124.7	$35.2	$25.4	$764.6

Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, and current and deferred income tax assets.

Note 18

SUBSEQUENT EVENTS

On April 1, 2003, we announced that we are taking actions to reduce the cost structure and improve the financial performance of our Canadian Foods and Foodservice Products businesses. This includes reorganizing our Canadian Foods business to reduce selling and administrative expenses and reducing production at our Foodservice Products plant in Sedalia, Missouri. These actions will result in a net reduction of approximately 100 full-time positions. We currently expect to recognize an unusual pre-tax charge of up to $3.5 million in the first quarter of fiscal 2004 and an annual pre-tax benefit of approximately $2 million from these actions, half of which will be recognized in fiscal 2004.

On April 1, 2003, Fleming Companies, Inc. filed for bankruptcy protection under Chapter 11. Substantially all accounts receivable that were due from Fleming at fiscal year end were collected as of the date of the bankruptcy filing. We are in the process of assessing whether we will be able to fully collect amounts due from Fleming for sales that we made subsequent to our fiscal year end. We currently believe that the loss, if any, from our inability to collect amounts due to us will not exceed $2 million.

Note 19

QUARTERLY SUMMARY (UNAUDITED)

	2003				2002			
(in millions)	*Net Sales*	*Operating Costs*	*Unusual Items*	*Operating Earnings*	*Net Sales*	*Operating Costs*	*Unusual Items*	*Operating Earnings*
First Quarter:								
U.S. Consumer Products	$ 86.0	$ (75.5)	$ —	$10.5	$ —	$ —	$ —	$ —
Foodservice Products	58.3	(56.7)	—	1.6	52.5	(50.9)	—	1.6
Canadian Foods	66.1	(62.3)	—	3.8	59.9	(56.0)	—	3.9
Corporate	—	(4.1)	—	(4.1)	—	(2.9)	—	(2.9)
Total	$210.4	$(198.6)	$ —	$11.8	$112.4	$(109.8)	$ —	$ 2.6
Second Quarter:								
U.S. Consumer Products	$ 79.9	$ (69.6)	$ —	$10.3	$ —	$ —	$ —	$ —
Foodservice Products	58.3	(56.9)	—	1.4	52.9	(51.5)	—	1.4
Canadian Foods	71.9	(66.6)	—	5.3	68.1	(62.3)	—	5.8
Corporate	—	(3.7)	—	(3.7)	—	(2.6)	(0.3)	(2.9)
Total	$210.1	$(196.8)	$ —	$13.3	$121.0	$(116.4)	$(0.3)	$ 4.3
Third Quarter:								
U.S. Consumer Products	$151.8	$(128.5)	$ —	$23.3	$ 16.3	$ (13.5)	$ —	$ 2.8
Foodservice Products	59.4	(57.8)	—	1.6	55.2	(54.0)	(0.3)	0.9
Canadian Foods	90.0	(81.1)	—	8.9	77.0	(69.5)	1.5	9.0
Corporate	—	(2.4)	—	(2.4)	—	(2.7)	—	(2.7)
Total	$301.2	$(269.8)	$ —	$31.4	$148.5	$(139.7)	$ 1.2	$10.0
Fourth Quarter:								
U.S. Consumer Products	$ 95.3	$ (83.0)	$ —	$12.3	$ 93.4	$ (83.9)	$ —	$ 9.5
Foodservice Products	52.6	(51.0)	—	1.6	55.2	(54.4)	(0.6)	0.2
Canadian Foods	69.7	(65.6)	—	4.1	67.4	(61.7)	—	5.7
Corporate	—	(1.3)	—	(1.3)	—	(2.7)	—	(2.7)
Total	$217.6	$(200.9)	$ —	$16.7	$216.0	$(202.7)	$(0.6)	$12.7

	First Quarter		*Second Quarter*		*Third Quarter*		*Fourth Quarter*		*Total Year*	
(in millions, except per share data)	*2003*	*2002*	*2003*	*2002*	*2003*	*2002*	*2003*	*2002*	*2003*	*2002*
Gross profit	**$ 41.9**	$ 16.4	**$ 41.6**	$ 18.0	**$ 65.2**	$ 25.2	**$ 35.3**	$ 41.3	**$184.0**	$100.9
Earnings (loss) from continuing operations	**3.3**	0.8	**4.3**	1.8	**12.8**	(1.9)	**7.3**	4.3	**27.7**	5.0
Earnings (loss) from discontinued operations	**(39.7)**	1.3	**(32.4)**	1.0	**(2.2)**	1.3	**0.6**	0.6	**(73.7)**	4.2
Net earnings (loss)	**(36.4)**	2.1	**(28.1)**	2.8	**10.6**	(0.6)	**7.9**	4.9	**(46.0)**	9.2
Basic earnings (loss) per share of common stock[(a)]:										
Continuing operations	**0.17**	0.04	**0.23**	0.10	**0.67**	(0.10)	**0.38**	0.23	**1.45**	0.27
Discontinued operations	**(2.08)**	0.07	**(1.70)**	0.05	**(0.12)**	0.07	**0.03**	0.03	**(3.86)**	0.22
Total	**(1.91)**	0.11	**(1.47)**	0.15	**0.55**	(0.03)	**0.41**	0.26	**(2.41)**	0.49
Diluted earnings (loss) per share of common stock[(a)]:										
Continuing operations	**0.17**	0.04	**0.22**	0.09	**0.66**	(0.10)	**0.38**	0.22	**1.43**	0.26
Discontinued operations	**(2.04)**	0.07	**(1.66)**	0.06	**(0.11)**	0.07	**0.02**	0.03	**(3.80)**	0.22
Total	**(1.87)**	0.11	**(1.44)**	0.15	**0.55**	(0.03)	**0.40**	0.25	**(2.37)**	0.48
Market price of common stock:										
Close	**26.49**	19.58	**20.85**	20.72	**19.98**	22.82	**19.70**	21.86	**19.70**	21.86
High	**28.92**	20.45	**28.23**	22.17	**21.85**	22.84	**23.60**	24.67	**28.92**	24.67
Low	**21.00**	17.35	**20.75**	19.42	**17.37**	16.30	**19.01**	20.88	**17.37**	16.30

(a) *Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings (loss) per share does not equal the total computed for the year.*

Report of Independent Auditors

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF INTERNATIONAL MULTIFOODS CORPORATION:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of March 1, 2003, and March 2, 2002, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended March 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of March 1, 2003, and March 2, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective March 3, 2002, the Company adopted the remaining provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Effective March 4, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP
Minneapolis, Minnesota
April 1, 2003

Report of Management

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where required, amounts based on our best estimates and judgments. We continue to be responsible for the integrity and objectivity of data in these consolidated financial statements, which we seek to ensure through an extensive system of internal controls. Such controls are designed to provide reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition and that financial records are sufficiently reliable to permit the preparation of consolidated financial statements. We recognize that estimates and judgments are required to assess and balance the relative cost and expected benefits of any system of internal controls.

The system of internal accounting controls is designed to provide reasonable assurance that the books and records reflect our transactions and that our established policies and procedures are carefully followed. The system includes written policies and procedures, a financial reporting system, an internal audit department and careful selection and training of qualified personnel.



Gary E. Costley
Chairman and Chief Executive Officer



John E. Byom
Senior Vice President, Finance, and Chief Financial Officer

Corporate Officers

Gary E. Costley, Ph.D. (59)
Chairman and Chief Executive Officer
Joined company in 1997

Dan C. Swander (59)
President and Chief Operating Officer
Joined company in 2001

David R. Berryman (43)
Assistant Controller
Joined company in 1991

Frank W. Bonvino (61)
Senior Vice President,
General Counsel and Secretary
Joined company in 1972

John E. Byom (49)
Senior Vice President, Finance,
and Chief Financial Officer
Joined company in 1979

Randall W. Cochran (49)
Vice President, Supply Chain
Joined company in 2002

Ralph P. Hargrow (51)
Senior Vice President,
Human Resources and Administration
Joined company in 1999

Frederick J. Huppert (52)
Assistant Treasurer and
Controller, Supply Chain
Joined company in 1980

Martin R. Jamieson (43)
Vice President, International Multifoods;
President, Robin Hood Multifoods Inc.
Joined company in 2002

Dennis R. Johnson (51)
Vice President and Controller
Joined company in 1976

Timothy J. Keenan (45)
Senior Attorney and Assistant Secretary
Joined company in 1991

Gregory J. Keup (45)
Vice President and Treasurer
Joined company in 1980

Scott R. Riddle (46)
Assistant Treasurer and Director,
Corporate Development and
Strategic Planning
Joined company in 1997

Daryl R. Schaller (59)
Vice President,
Research and Development
Joined company in 2001

Jill W. Schmidt (44)
Vice President,
Investor and Corporate Relations
Joined company in 1997

Donald H. Twiner (62)
Vice President, International Multifoods;
Chairman, Robin Hood Multifoods Inc.
Joined company in 1988;
Retiring June 30, 2003

James H. White (38)
Vice President, International Multifoods;
President, U.S. Consumer Products Division
Joined company in 2001

Michael J. Wille (43)
Vice President, International Multifoods;
President, Foodservice Products Division
Joined company in 2001

Operating Management and Facilities

U.S. CONSUMER PRODUCTS DIVISION

James H. White
Vice President, International Multifoods;
President, U.S. Consumer Products

Dennis L. Brown
Vice President, Supply Chain

Paul B. Chaffin
Vice President, Marketing

Steven J. Crum
Vice President, Sales

Lisa S. Deverell
Vice President, Finance

Michael J. Larson
Vice President, Human Resources

Donald R. Mastro
Vice President, Strategic Sourcing

Carolyn A. Smith
Vice President, Business Integration

Mark J. Thome
Vice President, Information Technology

Headquarters:
110 Cheshire Lane
Minnetonka, MN 55305-1060
(952) 594-3300

Manufacturing facility and lab:
Minnetonka, Minn.; Toledo, Ohio

FOODSERVICE PRODUCTS DIVISION

Michael J. Wille
Vice President, International Multifoods;
President, Foodservice Products

Jody D. Anderson
Vice President, Finance

William P. Bloyer
Vice President, Operations

John W. Gebbie
Vice President and General Manager,
Gourmet Baker

Michael J. Larson
Vice President, Human Resources

Donald R. Mastro
Vice President, Strategic Sourcing

Headquarters:
111 Cheshire Lane
Minnetonka, MN 55305-1060
(952) 404-7500

Manufacturing facilities,
sales offices and lab:
Burnaby, British Columbia; La Mirada, Calif.; Bonner Springs, Kan.; Winnipeg, Manitoba; Minnetonka, Minn.; Sedalia, Mo.; Lockport, N.Y.; Elyria, Ohio; Simcoe, Ontario

CANADIAN FOODS DIVISION

Martin R. Jamieson
Vice President, International Multifoods;
President, Robin Hood Multifoods Inc.

John M. Dienesch
Vice President,
Customer Business Development

Ian B. Gordon
Vice President, Marketing

John W. Holliday
Vice President, Supply Chain

Roger E. Marquis
Vice President, Engineering

Robert C. Morgan
Vice President,
Finance and Information Technology
Retiring June 30, 2003

Roderick C. Morrison
Vice President, Human Resources

Stephen P. Testa
Vice President,
Finance and Information Technology

Headquarters:
60 Columbia Way
Markham, ON L3R 0C9
(905) 940-9600

Manufacturing facilities,
sales offices and technical centers:
Calgary, Alberta; Burlington, Ontario; Concord, Ontario; Delhi Township, Ontario; Dunnville, Ontario; Port Colborne, Ontario; Rexdale, Ontario; Anjou, Quebec; Montreal, Quebec; Saskatoon, Saskatchewan

Shareholder Information

CORPORATE HEADQUARTERS
International Multifoods Corporation
110 Cheshire Lane
Minnetonka, MN 55305-1060
(952) 594-3300
www.multifoods.com

REQUESTS FOR PUBLIC FINANCIAL REPORTS
For copies of the annual report, quarterly news releases and Forms 10-Q, write to Investor Relations at the address shown above; or call the financial reports request line at (952) 594-3387; or send an e-mail to ir@multifoods.com. These documents also are available through the company's Web site at www.multifoods.com.

FORM 10-K
Copies of the company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, for the fiscal year ended March 1, 2003, are available, without charge, by writing to Investor Relations at the address shown above; or by calling the financial reports request line at (952) 594-3387; or by sending an e-mail to ir@multifoods.com.

TRANSFER AGENT AND REGISTRAR
For shareholder inquires, including shareholder records, stock transfer instructions, change of ownership or change of address requests, contact the company's transfer agent and registrar:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services Department
161 North Concord Exchange
South St. Paul, MN 55075
Toll Free: (800) 468-9716
Telephone: (651) 450-4064
Facsimile: (651) 450-4033
Web Site: http://www.wellsfargo.com/com/shareowner_services/

INVESTOR INQUIRIES
Securities analysts, portfolio managers and others in the investment community seeking information about International Multifoods should contact Investor Relations at (952) 594-3385.

ANNUAL MEETING
International Multifoods' annual meeting of shareholders will be held at 1 p.m., Friday, June 20, 2003, at the Thrivent Financial Auditorium, 625 Fourth Ave. South, Minneapolis, Minn.

STOCK EXCHANGE LISTING
The common stock of International Multifoods Corporation is traded on the New York Stock Exchange under the symbol IMC and is listed in newspaper stock tables as IntMult.

INDEPENDENT AUDITORS
KPMG LLP
4200 Wells Fargo Center
90 South 7th Street
Minneapolis, MN 55402-3900
(612) 305-5000

EQUAL EMPLOYMENT OPPORTUNITY POLICY
International Multifoods is an equal opportunity employer. The company has pledged to provide and take affirmative action steps to ensure all employees and potential hires are treated equitably without regard to their gender, physical characteristics, age, sexual orientation, race, national origin, religion, disability that can be reasonably accommodated or any other protected class.

International Multifoods Corporation
110 Cheshire Lane
Minnetonka, MN 55305-1060

Tel: 952.594.3300
www.multifoods.com